________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              -------------------

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 17)
                     SOLICITATION/RECOMMENDATION STATEMENT
                                     UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              -------------------

                              NCS HEALTHCARE, INC.
                           (NAME OF SUBJECT COMPANY)

                              NCS HEALTHCARE, INC.
                       (NAME OF PERSON FILING STATEMENT)

                              -------------------

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    62887410
                     (CUSIP NUMBER OF CLASS A COMMON STOCK)

                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 NOT APPLICABLE
                     (CUSIP NUMBER OF CLASS B COMMON STOCK)

                              -------------------

                             MARY BETH LEVINE, ESQ.
                  SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                              NCS HEALTHCARE, INC.
                       3201 ENTERPRISE PARKWAY, SUITE 220
                             BEACHWOOD, OHIO 44122
                                 (216) 514-3350
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                              -------------------

                                WITH COPIES TO:

           H. JEFFREY SCHWARTZ, ESQ.                         ROBERT B. PINCUS, ESQ.
            MEGAN LUM MEHALKO, ESQ.                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
  BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP                    ONE RODNEY SQUARE
       2300 BP TOWER, 200 PUBLIC SQUARE                    WILMINGTON, DELAWARE 19801
             CLEVELAND, OHIO 44114                               (302) 651-3000
                (216) 363-4500

                              -------------------

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
________________________________________________________________________________

    This Amendment No. 17 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by NCS HealthCare, Inc. (the 'Company' or 'NCS') on August 20, 2002 and amended on August 21, 2002, August 22, 2002, September 12, 2002, September 30, 2002,
October 8, 2002, October 22, 2002, October 29, 2002, October 30, 2002,
November 25, 2002, December 2, 2002, December 5, 2002, December 9, 2002, December 11, 2002, December 12, 2002, December 16, 2002 and December 18, 2002 relating to the tender offer by NCS Acquisition Corp. (the 'Offeror'), a Delaware corporation and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ('Omnicare'), for all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of NCS and Class B Common Stock, par value $0.01 per share, of NCS, at a price of $5.50 per share, net to the seller in cash, without interest and less required withholding taxes (the 'Offer'). Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendments No. 1 through 16 thereto remains unchanged.

ITEM 1. SUBJECT COMPANY INFORMATION

    Item 1 is hereby amended and restated in its entirety as follows:

    (a) The name of the subject company is NCS HealthCare, Inc., a Delaware corporation (the 'Company' or 'NCS'), and the address and telephone number of the Company's principal executive offices is 3201 Enterprise Parkway, Suite 220, Beachwood, Ohio 44122, (216) 514-3350.

    (b) The titles of the classes of equity securities to which this statement relates are Class A Common Stock, par value $0.01 per share, of NCS (the
'Class A Common Shares') and Class B Common Stock, par value $0.01 per share, of NCS (the 'Class B Common Shares'). The term 'Shares' refers, collectively, to the Class A Common Shares and the Class B Common Shares. As of December 23, 2002, there were 18,523,502 Class A Common Shares outstanding and 5,193,307 Class B Common Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

    Item 2 is hereby amended and restated in its entirety as follows:

(a) Name and Address of Person Filing this Statement

    The Company's name, address and telephone number are set forth above under 'Item 1(a). Subject Company Information,' which information is incorporated herein by reference. The filing person is the subject company.

(b) Tender Offer of the Offeror

    This statement relates to the tender offer by NCS Acquisition Corp. (the 'Offeror'), a Delaware corporation and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ('Omnicare'), for all of the outstanding Class A Common Shares and Class B Common Shares at a price of $5.50 per Share, net to the seller in cash, without interest and less required withholding taxes. The offer is being made upon the terms and subject to the conditions set forth in the Offeror's offer to purchase, dated August 8, 2002, as amended by a supplement thereto on December 23, 2002, and in the related revised (yellow) letter of transmittal. The consideration offered per Share, together with all of the terms and conditions of the Offeror's tender offer, is referred to herein as the 'Offer.'

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 17, 2002, by and among Omnicare, the Offeror and NCS (the 'Omnicare Merger Agreement'). It is a condition to the Offer that there be validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares which represent, together with the Shares owned by Omnicare, at least a majority of the total voting power of the outstanding securities of NCS entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis after consummation of the Offer (the 'Minimum Condition'). In addition, the Omnicare Merger Agreement provides that, following completion of the Offer, the Offeror would be merged with and into NCS (the 'Merger'), subject to the approval of NCS's stockholders, if required by applicable law. As a result of the Merger,

NCS would become a wholly owned subsidiary of Omnicare and each outstanding Class A Common Share and each outstanding Class B Common Share would be converted into the right to receive the Offer Price, except for Shares held by the Omnicare or its subsidiaries, which would be cancelled, and Shares held by stockholders of the Company who have perfected their appraisal rights under
Section 262 of the General Corporation Law of the State of Delaware, which would be subject to the rights afforded thereunder. The foregoing discussion of the Omnicare Merger Agreement is qualified in its entirety by the full text of the Omnicare Merger Agreement, a copy of which is filed as Exhibit 99.33 hereto, and is incorporated herein by reference.

    The Offer is disclosed in a Tender Offer Statement on Schedule TO, filed on August 8, 2002 and amended from time to time thereafter, including most recently on December 23, 2002 to reflect the terms of the Omnicare Merger Agreement, by Omnicare and the Offeror with the Securities and Exchange Commission (the 'SEC'). The Schedule TO states that the address of the principal executive office of each of Omnicare and the Offeror is 100 East RiverCenter Boulevard, Covington, Kentucky 41011.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    Item 3 is hereby amended and restated in its entirety as follows:

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the 'Information Statement') pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended, that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B) or incorporated herein by reference, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between NCS or its affiliates and
(a) its executive officers, directors or affiliates; or (b) the Offeror or any of its executive officers, directors or affiliates. Any information incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

    Omnicare Merger Agreement. On December 17, 2002, NCS entered into the Omnicare Merger Agreement with Omnicare and the Offeror. A summary of certain material provisions of the Omnicare Merger Agreement is included under 'Section 8 -- The Merger Agreement' in the Offer to Purchase attached as Exhibit
99.35 hereto and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Omnicare Merger Agreement, which is filed as Exhibit 99.33 hereto and is incorporated herein by reference.

    Stock Options. Under the terms of the Omnicare Merger Agreement, upon consummation of the Merger, Omnicare and the Company will take such action as may be necessary to cause each unexpired and unexercised outstanding stock option granted or issued under the Company's stock option or equity incentive plans to be automatically converted, upon consummation of the Merger, into the right to receive an amount in cash equal to the excess, if any, of the Offer Price over the applicable exercise price of the option. In addition, Omnicare and the Company have agreed to use reasonable efforts to take the actions described in this paragraph as soon as practicable after the consummation of the Offer.

    Executive Officer Salary Continuation Agreements. The Company has entered into Salary Continuation Agreements with Jon H. Outcalt, the Chairman of the Board of Directors of NCS (the 'Board' or the 'NCS Board'), and each of the Company's executive officers. These agreements, as amended pursuant to authorization of the Company's Human Resources Committee in July 2002, generally provide for continuation of salary for a period of one to two years following termination of the executive officer if the executive officer is terminated for any reason other than death, disability or for cause prior to the earlier of the date that is 12 months following a 'change of control,' as defined in the agreements, or the first day of the month following the executive officer's
65th birthday. The executive officer would also be entitled to receive this payment if, following a change of control, the executive officer terminates his employment with the Company or its successor for good reason. Good reason, as defined in the agreements, includes, among other things, a reduction or diminution of base

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salary or other compensation or benefits, the relocation of the Company's principal executive offices outside the Cleveland, Ohio metropolitan area, and the requirement by the Company that the executive officer be based anywhere other than the Company's principal executive offices or the executive officer's then current office. In the case of Messrs. Outcalt and Kevin B. Shaw, the Company's President and Chief Executive Officer, William B. Byrum, the Company's Executive Vice President and Chief Operating Officer, and Gerald D. Stethem, the Company's Senior Vice President and Chief Financial Officer, termination for good reason also includes the naming of an individual other than Messrs. Outcalt, Shaw or Byrum (or, in the case of Mr. Stethem's agreement, Mr. Stethem) as Chief Executive Officer of the Company, whether such action is taken by the NCS Board or by any lender or creditor of the Company. If these agreements are triggered, the executive will receive during the one- or two-year period referred to above, base salary at an annual rate equal to the greater of the highest monthly base salary paid by the Company to the executive during the 12 months immediately preceding the change of control or the highest monthly salary paid or payable by the Company at any time from the 90-day period preceding the change of control through the date of termination of employment. In addition to salary continuation, if the agreement is triggered, the executive is entitled to health insurance, life insurance and retirement benefits for the respective period of salary continuation or such longer period as any plan or policy may provide. On December 17, 2002, prior to the execution of the Omnicare Merger Agreement, the Salary Continuation Agreements for Messrs. Outcalt and Shaw were amended to provide that the salary continuation payments to which they are entitled would be made on a lump-sum basis.

    Severance Benefit Plan. The Company's Severance Benefit Plan provides severance benefits, in addition to any salary continuation payments, to Mr. Outcalt and each of the Company's executive officers if their employment is terminated as a result of corporate organizational restructuring. The severance benefit plan provides that an employee who is terminated as a result of corporate organizational restructuring will receive one week base salary for each consecutive full year of service, with a minimum severance benefit of 2 weeks and a maximum of 10 weeks.

    Rabbi Trust. Under the terms of the Omnicare Merger Agreement, at any time prior to the consummation of the Offer, the Company has the right to fund a Rabbi Trust in the amount of approximately $7,000,000 to be used to make payments, if any, required by the Salary Continuation Agreements described above, payments under the Severance Benefit Plan described above, restructuring bonuses and accrued vacation. The Company currently intends to fund the Rabbi Trust prior to the consummation of the Offer with the full amount of funds required for these purposes.

    William B. Byrum Employment Agreement. In addition to the Company's Salary Continuation Agreement with Mr. Byrum, Mr. Byrum entered into an Employment Agreement with the Company, dated July 1, 2001, having a term of two years and providing for an annual salary subject to increase at the discretion of the Company and a bonus. In addition, Mr. Byrum's employment agreement contains certain non-compete, non-disclosure and non-interference provisions applicable to Mr. Byrum. Furthermore, the agreement provides that if at any time during the term of the agreement, Messrs. Outcalt and Shaw cease to own or control, in the aggregate, at least 50% of the voting power of the Company, the scope of the chief operating officer's responsibilities are materially changed, or Mr. Byrum's employment with the Company is terminated by the Company for any reason other than disability, good cause (as defined in the Employment Agreement), or death, Mr. Byrum is entitled to receive, as a severance benefit, his annual base salary and benefits for a period equal to the longer of 18 months or the number of months remaining in the term of the Employment Agreement. However, the Salary Continuation Agreement between Mr. Byrum and the Company is incorporated into the Employment Agreement by reference and, in the event payments are made under the Salary Continuation Agreement, no severance payments are to be made under the Employment Agreement.

    Executive Officer Bonuses. Pursuant to resolutions adopted by the NCS Board on November 29, 2000 and September 26, 2001, respectively, each of Messrs. Outcalt and Shaw is entitled to a bonus of $200,000 upon a change of control. These bonuses were granted by the NCS Board in lieu of semi-annual retention payments made by the Company to certain other employees. Mr. Byrum's Employment Agreement provides that he is to receive $50,000 on each of September 30, 2002,

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December 31, 2002, March 31, 2003 and June 30, 2003, with payment of such amounts accelerated upon a change of control, as defined in his Salary Continuation Agreement.

    Performance Bonuses. On December 17, 2002, prior to the execution of the Omnicare Merger Agreement, the Company paid performance bonuses totaling $4,000,000 to the Company's two outside directors and 14 of its officers for outstanding performance during the difficult period preceding the execution of the Omnicare Merger Agreement. These performance bonus payments included payments of $450,000 each to Messrs. Sells and Osborne, each of whom is a director of the Company, a payment of $2,000,000 to Mr. Byrum, a payment of $550,000 to Mr. Stethem, and payments of $50,000 each to John DiMaggio, Mary Beth Levine, Thomas Bryant Mangum, Michael J. Mascali and Natalie R. Wenger.

    Director and Officer Retention and Indemnification Agreement. The Company has entered into a Retention and Indemnification Agreement, dated June 26, 2002, with each of the directors and officers of the Company which provides that the Company will indemnify each director and officer against certain expenses and amounts that may be incurred in connection with any actions or proceedings associated with the individual's position as a director or officer of the Company. The Retention and Indemnification Agreement also provides for funding of a trust by the Company for purposes of satisfying any expenses incurred by the directors and officers, as described in the agreement. The trust has been funded by the Company in the principal amount of $975,000.

    Director and Officer Indemnification. The Omnicare Merger Agreement provides that the surviving corporation in the Merger will indemnify the present and former directors and officers of the Company in respect of acts or omissions occurring prior to the consummation of the Merger to the fullest extent provided under the Company's Amended and Restated Certificate of Incorporation or By-Laws as in effect as of the date of the Omnicare Merger Agreement. The Omnicare Merger Agreement further provides that Omnicare will cause the surviving corporation to maintain in effect the Company's fully paid existing directors' and officers' liability insurance and, to the extent that the existing policy cannot be maintained, to obtain for a period of six years after that the consummation of the Merger, policies of directors' and officers' liability insurance for acts and omissions occurring prior to the consummation of the Merger at no cost to the beneficiaries thereof, with substantially the same coverage and containing substantially similar terms and conditions as existing policies, provided that neither the surviving corporation nor Omnicare will be required to pay an aggregate premium in excess of 200% of the amount of such premium on the date of the Omnicare Merger Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

(a) Position of the Board of Directors

    Item 4(a) is hereby amended and restated in its entirety as follows:

    The NCS Board, at a special meeting held on December 17, 2002, unanimously
(i) approved the Omnicare Merger Agreement, the Offer, the Merger and the acquisition of the Shares by the Offeror pursuant to the Offer; (ii) determined that the terms of the Offer and the Merger are advisable, fair to and in the best interests of NCS and the NCS stockholders; and (iii) recommended that the NCS stockholders accept the Offer and tender their Shares pursuant to the Offer.

    THE NCS BOARD RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE OFFEROR PURSUANT TO THE OFFER.

(b) Background; Reasons for the Board's Position

    Item 4(b) is hereby amended and supplemented as follows:

    In late July 2002, after engaging in a two-year process in which the Company explored a wide variety of strategic and restructuring alternatives, Genesis Health Ventures, Inc., a Pennsylvania corporation ('Genesis'), emerged as the only party to propose a strategic transaction that would provide a full recovery to the Company's debt holders and trade creditors, as well as a significant recovery to NCS stockholders. Given the distressed financial condition of the Company and the challenging market conditions and reimbursement climate under which the Company had been

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operating for an extended period of time, the NCS Board and management sought to negotiate a definitive agreement with Genesis in order to secure a return for stakeholders and avoid the possibility of bankruptcy. Although the Company had engaged in discussions with Omnicare as part of its evaluation of strategic alternatives, the two companies had not been able to reach agreement on a transaction.

    By July 26, 2002, the Company had reached a nearly definitive merger agreement with Genesis. On that date, after an extended period of time during which no discussions had taken place between NCS and Omnicare, NCS received a proposal from Omnicare contemplating an acquisition of NCS at a purchase price of $3.00 per Share in cash. Although the Omnicare proposal, if consummated, would have provided a greater return to the Company's stockholders than the proposed Genesis transaction, NCS chose to move forward with the Genesis transaction rather than pursue the Omnicare proposal. Given that the Genesis Agreement was in nearly final form, the fact that Genesis had indicated its intention to cease negotiations if an agreement was not signed by July 28th, the existence of an exclusive negotiating agreement with Genesis and the uncertainty associated with commencing negotiations with a new bidder, the NCS Board concluded that the fiduciary duties it owed to all NCS stakeholders compelled the Company to pursue the certainty associated with the Genesis transaction. On July 28, 2002, NCS entered into an Agreement and Plan of
Merger (the 'Genesis Merger Agreement') with Genesis and Geneva Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Genesis ('Sub').

    Pursuant to the Genesis Merger Agreement, Sub would be merged with and into NCS, with NCS continuing as the surviving corporation and a wholly owned subsidiary of Genesis (the 'Genesis Merger'). As a result of Genesis Merger, each outstanding Class A Common Share and each outstanding Class B Common Share would have been converted into the right to receive 0.1 of a share of Genesis common stock. Based on the $16.14 per share closing price of Genesis common stock on December 16, 2002, the date on which the Genesis Merger Agreement was terminated, the consideration payable in the Genesis Merger had a value of approximately $1.61 per Share.

    In connection with the execution of the Genesis Merger Agreement, NCS's Chairman, Jon H. Outcalt, and NCS's President and Chief Executive Officer, Kevin
B. Shaw, who collectively control approximately 65% of NCS's total voting power, entered into voting agreements pursuant to which they agreed to support the Genesis Merger (the 'Voting Agreements'). The Voting Agreements were insisted upon by Genesis as part of the negotiating process, and were entered into by Messrs. Outcalt and Shaw in order to facilitate the Genesis transaction and enhance the likelihood of a recovery for NCS stakeholders. Coupled with a provision in the Genesis Merger Agreement requiring NCS to submit the Genesis Merger to a stockholder vote even under circumstances where the NCS Board could no longer recommend the transaction, the Voting Agreements ensured that the Genesis Merger would be consummated even in the face of a higher offer.

    On August 8, 2002, Omnicare and the Offeror commenced the Offer on an unsolicited basis, seeking to acquire all of the outstanding Shares at a price of $3.50 per Share, net to the seller in cash. Although the NCS Board recognized that the then current Offer would have provided a greater recovery to NCS stockholders, the Company was bound by the terms of the Genesis Merger Agreement and was not permitted to terminate that agreement to accept a competing proposal, even if the other proposal provided greater value to the Company's stockholders. Moreover, the NCS Board continued to believe that there was significant uncertainty associated with the Offer. At that time, the Offer was subject to a number of conditions, many of which the NCS Board believed were incapable of being satisfied or were vague or overly broad, thereby giving Omnicare broad latitude to determine, in its sole discretion, whether the Offer would be completed.

    Given this sequence of events, by August 8, 2002, a total of eight lawsuits had been filed by Omnicare and other NCS stockholders seeking to invalidate the Voting Agreements and the Genesis Merger Agreement and alleging that the members of the NCS Board breached fiduciary duties and related claims. See 'Item 8. Additional Information -- Legal Matters.' This litigation continued to progress over the ensuing months.

    On August 20, 2002, the Company filed a Schedule 14D-9 announcing that the NCS Board had recommended that the NCS stockholders reject the Offer.


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    Pursuant to the Genesis Merger Agreement, NCS was permitted to engage in discussions with a party making an Acquisition Proposal (as defined in the Genesis Merger Agreement) if the Board determined that the proposal was, or was likely to result in, a Superior Proposal (as defined in the Genesis Merger Agreement) and such party first executed a confidentiality agreement on terms no less restrictive than those contained in the confidentiality agreement executed by Genesis. Although, at the time, the Board had not made such a determination with respect to the Offer or the various proposals from Omnicare contemplating a merger transaction with NCS (collectively, the 'Omnicare Proposals') and Omnicare had not entered into a confidentiality agreement meeting those terms, at the Company's request, on September 10, 2002, Genesis and Sub provided the Company with a waiver (the 'Waiver') from such requirements in order to permit the Company to engage in discussions with Omnicare, but not to provide Omnicare with any non-public information.

    After obtaining the Waiver, NCS instructed its financial and legal advisors to meet with representatives of Omnicare to discuss the Omnicare Proposals. Accordingly, on September 13, 2002, Glenn Pollack of Candlewood Partners, LLC, financial advisor to the Company, together with NCS's legal advisors, met with Joel F. Gemunder, President and Chief Executive Officer of Omnicare, and Omnicare's legal and financial advisors to discuss the terms of the Omnicare Proposals. Subsequent to the September 13th meeting, NCS's advisors engaged in discussions with Omnicare's advisors on a few occasions.

    On October 6, 2002, NCS received by facsimile a letter from Omnicare (the 'Offer Letter') and a proposed merger agreement, executed by Omnicare and the Offeror. The Offer Letter indicated that by executing the proposed merger agreement, Omnicare had irrevocably committed itself to a transaction with NCS (the 'Omnicare Offer'). The Offer Letter provided that, in order to accept the Omnicare Offer, the Genesis Merger Agreement and Voting Agreements would have to be terminated in accordance with their respective terms or otherwise on terms satisfactory to Omnicare. The Offer Letter further provided that the Omnicare Offer could be accepted by NCS by executing the proposed merger agreement at any time on or before to the earliest of:

     the effective time of the Genesis Merger;

     two calendar days after the date on which:

         the Genesis Merger Agreement was declared illegal, invalid, void or otherwise unenforceable or was otherwise terminated by either NCS or Genesis in accordance with its terms; or

         NCS stockholders failed to adopt the Genesis Merger Agreement and approve the transactions contemplated by the Genesis Merger Agreement at a meeting called for such purpose;

     the date of any amendment or waiver of any of the provisions of the Genesis Merger Agreement; or

     January 31, 2003 (the 'Outside Date' as defined in the Genesis Merger Agreement).

    The proposed October 6th merger agreement was substantially similar to the Omnicare Merger Agreement as ultimately approved by the NCS Board and addressed many, if not all, of the concerns of the NCS Board regarding the then current terms and conditions of the Offer. Given that NCS stockholders could not accept the Omnicare Offer due to the terms of the Genesis Merger Agreement and the fact that Omnicare had not yet amended the Offer to provide for the terms set forth in the proposed October 6th merger agreement, the NCS Board could not at that time recommend that stockholders accept the Offer and tender their Shares in the Offer. On October 22, 2002, however, the NCS Board withdrew its recommendation that NCS stockholders vote in favor of the Genesis Merger, because the Board concluded that to continue to make such a recommendation would be inconsistent with the Board's fiduciary duties given the terms and conditions of the Omnicare Offer.

    On October 25, 2002, the Court of Chancery of the State of Delaware (the 'Chancery Court') dismissed, for lack of standing, Omnicare's claims alleging breaches of fiduciary duty, since Omnicare was not a stockholder of NCS at the time of the NCS Board's decision to approve the Genesis Merger Agreement. On October 29, 2002, the Chancery Court granted summary judgment in favor of NCS in connection with a claim that the high-vote Class B Common Shares held by Messrs. Outcalt and Shaw

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had converted to low-vote Class A Common Shares as a result of the execution of the Voting Agreements and the related grant to Genesis of an irrevocable proxy to vote those Shares. These decisions were subsequently appealed to the Supreme Court of the State of Delaware (the 'Supreme Court').

    On November 22, 2002, the Chancery Court issued an order denying a motion for a preliminary injunction brought by the stockholder-plaintiffs to enjoin the completion of the Genesis Merger. A petition for certification of an interlocutory appeal from this decision was filed with the Supreme Court, but it was denied by the Chancery Court and the Supreme Court. On December 4, 2002, after a panel of three Justices of the Supreme Court heard an appeal from the Chancery Court's October 25th and 29th decisions, the Court determined to grant the stockholder-plaintiffs' previously denied request for an interlocutory appeal, consolidate all of Omnicare's and the stockholder-plaintiffs' appeals and hear the matters en banc. As a result of the Supreme Court's order, on December 4, 2002, NCS announced that it was postponing the stockholder meeting relating to the Genesis Merger.

    On December 10, 2002, the Supreme Court issued an order remanding the proceedings to the Chancery Court for entry of a preliminary injunction preventing completion of the Genesis Merger. On December 11, 2002, the Chancery Court issued a preliminary injunction enjoining the implementation of the Genesis Merger, including the special meeting of NCS stockholders to vote on that transaction. See 'Item 8. Additional Information -- Legal Matters.'

    Following the December 10, 2002 order of the Supreme Court remanding the consolidated stockholder litigation to the Chancery Court for entry of a preliminary injunction preventing completion of the Genesis Merger, and the December 11, 2002 order of the Chancery Court enjoining consummation of the Genesis Merger, on December 11, 2002, NCS received a letter from Omnicare extending the time period within which NCS could accept the October 6, 2002 Omnicare Offer (the 'Acceptance Deadline Letter'). Under the terms of the Acceptance Deadline Letter, NCS would be able to accept Omnicare's proposed October 6th merger agreement by signing and returning a copy of the agreement by facsimile on or before the earliest of the events described above in connection with the description of the Omnicare Offer, two calendar days after the date on which a final order of a governmental authority is entered enjoining the consummation of the Genesis Merger, and December 19, 2002 at 5:00 p.m. EST.

    Also on December 11, 2002, representatives of Genesis contacted representatives of NCS and offered to increase the consideration to be received by NCS stockholders in the Genesis Merger to $3.50 per Share, payable in Genesis common stock. Under the original terms of the Genesis Merger Agreement, NCS stockholders would have received a fixed consideration of 0.1 of a share of Genesis common stock for each Share held. Based on the $16.47 closing price of Genesis common stock on December 11, 2002, the original Genesis Merger consideration had a value of approximately $1.65 per Share. The next day, NCS informed Omnicare of the revised Genesis proposal.

    In response to the December 11th Genesis proposal, on December 12, 2002 Omnicare sent a letter (the 'Revised Offer Letter') to the NCS Board amending the terms of the October 6th Omnicare Offer. Under the terms of the Revised Offer Letter, NCS stockholders would receive $5.50 per Share, net to the seller in cash. The Revised Offer Letter attached an executed version of the Omnicare Merger Agreement which, if signed by NCS, would also have required Omnicare to amend the Offer to provide for the terms set forth in the agreement, including the increased consideration of $5.50 per Share. By its terms, the Revised Offer Letter would remain irrevocable until the earlier of the happening of the events specified in the Acceptance Deadline Letter and December 20, 2002. The
December 11th version of the Omnicare Merger Agreement was substantially similar to the merger agreement attached to Omnicare's October 6th proposal, except that the agreement provided for the payment of $5.50 per Share and the payment by NCS to Omnicare of an $8.8 million termination fee in the event of termination of that agreement under certain circumstances. These terms, as well as certain other modifications, are also reflected in the Omnicare Merger Agreement that was ultimately approved by the NCS Board on December 17th.

    In light of the December 10, 2002 order of the Delaware Supreme Court, and given the desire of the NCS Board to maximize value for stockholders and cause as little disruption to its business and its stakeholders as possible, on December 13, 2002, the NCS Board established bidding procedures that were intended to provide for a fair and orderly process and elicit the highest and best offers for the Company by 6:00 p.m. on Sunday, December 15, 2002. These bidding procedures were sent to counsel for Genesis and Omnicare.

    On December 15, 2002, shortly after the deadline for final bids, NCS was informed that Genesis and Omnicare had entered into a termination and settlement agreement pursuant to which, among other things:

     Genesis would terminate the Genesis Merger Agreement in accordance with its terms;

     Omnicare and Genesis would terminate any pending litigation and provide full mutual releases of all claims arising out of or relating to the Genesis Merger Agreement; and

     Omnicare would pay Genesis a fee, prior to the closing of a transaction between Omnicare and NCS, of $22 million, less the amount of any termination fee payable by the Company to Genesis under the Genesis Merger Agreement.

    On December 16, 2002, NCS received a letter from Genesis informing NCS that Genesis had terminated the Genesis Merger Agreement, purportedly as a result of NCS's failure to hold a special meeting of stockholders to vote on the Genesis Merger Agreement within four months of the date of that agreement, as permitted by Section 7.1(g) of the agreement.

    On December 16 and December 17, 2002, representatives of NCS engaged in negotiations with representatives of Omnicare with respect to the terms of the Omnicare Merger Agreement. On the afternoon of December 17, 2002, the NCS Board met telephonically to consider the Omnicare Merger Agreement in light of the Company's discussions with Omnicare over the preceding days and other recent developments, including the December 16, 2002 termination of the Genesis Merger Agreement and the results of the auction process involving Genesis and Omnicare. After considering all of the factors deemed relevant by the NCS Board, including the opinion of the Company's financial advisor, Candlewood Partners, LLC, to the effect that the $5.50 per Share consideration payable to the holders of the Shares under the Omnicare Merger Agreement was fair to such holders from a financial point of view, the NCS Board unanimously approved and declared the advisability of the Omnicare Merger Agreement and the transactions contemplated thereby, including the Offer, as amended to provide for the terms set forth in the Omnicare Merger Agreement, and the Merger, and resolved to recommend that holders of Shares accept the Offer, tender their Shares to the Offeror in the Offer and, if appropriate, approve and adopt the Omnicare Merger Agreement.
The Omnicare Merger Agreement was executed later that day.

    On December 23, 2002, Omnicare and the Offeror filed an amendment to the Schedule TO reflecting the terms set forth in the Omnicare Merger Agreement. This Statement was filed later the same day and disseminated to NCS stockholders shortly thereafter.

    The foregoing discussion includes summaries of certain terms of the Offer Letter, the Omnicare Merger Agreement, the Acceptance Deadline Letter, and the Revised Offer Letter. The summaries are qualified in their entirety by the full text of each of these documents, copies of which are attached as exhibits to this statement and are incorporated herein by reference.

(c) Reasons for the Board's Position; Factors Considered by the Board

    Item 4(c) is hereby amended and restated in its entirety as follows:

    The following discussion of the factors considered by the NCS Board is not intended to be exhaustive but summarizes the material factors considered by the NCS Board in making its recommendation. In view of the wide variety of factors considered by the NCS Board, the Board did not find it practical to and did not quantify or assign any relative or specific weights to the following factors or determine that any factor was of particular importance, nor did it specifically characterize any factor as positive or negative, except as described below. The NCS Board viewed its position and recommendation as being based on the totality of the information presented and factors considered. In addition, individual members of the NCS Board may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others. Throughout its deliberations, the NCS Board consulted with management and its legal and financial advisors. In reaching its conclusion that the Offer and the Merger are advisable, fair to and in the best interests of

NCS and the parties to whom the NCS Board owes fiduciary duties, the NCS Board principally considered the material factors listed below:

     the fact that the fixed $5.50 per Share cash consideration payable in the Offer and the Merger is substantially greater than the value of the per Share consideration that would have been payable under the Genesis Merger Agreement, which consisted of 0.1 of a share of Genesis common stock, which had a value of approximately $1.61 based on the December 16, 2002 closing price of the Genesis common stock, and represents a substantial premium (greater than a 76% premium) to the closing stock price of the NCS Class A Common Shares on December 12, 2002, the last trading day before Omnicare's revised offer was announced;

     the fact that the terms of the Omnicare Merger Agreement require Omnicare to redeem the full principal amount of outstanding Notes, including accrued and unpaid interest and redemption premium, and discharge all amounts outstanding under the Company's senior credit facility upon completion of the Offer;

     the detailed financial presentation and the opinion, dated December 17, 2002, of Candlewood Partners, LLC to the NCS Board to the effect that as of such date the consideration to be paid in the Offer and the Merger was fair, from a financial point of view, to the holders of Shares. The full text of Candlewood Partners' written opinion, dated December 17, 2002, which sets forth the assumptions made, matters considered, limitations on and scope of the review undertaken by Candlewood Partners, is attached hereto as Annex A and is incorporated herein by reference. CANDLEWOOD PARTNERS' OPINION IS ADDRESSED TO THE NCS BOARD, IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE $5.50 PER SHARE CASH CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY HOLDERS OF SHARES AND IS NOT INTENDED TO CONSTITUTE, AND DOES NOT CONSTITUTE, A RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SHARES IN THE OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE OFFER OR THE MERGER. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY;

     the fact that the conditions to Omnicare's obligation to consummate the Offer and the Merger under the Omnicare Merger Agreement were, in light of all the relevant circumstances and in the assessment of the NCS Board, not unduly onerous and were likely to be satisfied;

     the fact that the Offer could be consummated in as few as 10 business days following the amendment of the Schedule TO and that, once the Offer is completed, there is an extremely high likelihood that the Merger will be completed since there are very few conditions to the Merger;

     The fact that by entering into the Omnicare Merger Agreement, the NCS Board could bring a quick end to the disruption to the Company's business that was being caused by the acquisition process and the associated harm to the Company's relationships with its customers and employees;

     the fact that although the consummation of the Offer and the Merger are subject to a condition that, except as would not reasonably be expected to have a material adverse effect on NCS, the representations made by NCS must be true at the expiration of the Offer period, the NCS Board believed the risks from such condition were mitigated due to the fact that failure of this condition to the Offer was unlikely since the condition would only be applicable until the Offer was completed in as few as 10 business days after the filing of the amendment to Omnicare's Schedule TO, the fact that NCS had not breached equivalent representations made in the Genesis Merger Agreement and the fact that, once the Offer is completed, Omnicare's obligation to complete the Merger will not be conditioned on the accuracy of NCS's representations and warranties;

     the fact that the provisions of the Omnicare Merger Agreement allow NCS, under certain circumstances and upon payment of a termination fee, to terminate the Omnicare Merger Agreement to accept a transaction constituting a Superior Proposal (as defined in the Omnicare Merger Agreement), while the terms of the Genesis Merger Agreement did not provide for a termination right under such circumstances;

     the fact that, in the NCS Board's opinion, the amount of the termination fee that would be required to be paid to Omnicare in the event a Superior Proposal is accepted by NCS does not represent an impediment to any potential bidder; and the view of the NCS Board, based in part on the fact that the NCS Board, together with its legal and financial advisors, had considered a wide variety of strategic and restructuring alternatives and the limited number of potential bidders, other than Genesis and Omnicare, known to the NCS Board and on the factors outlined above, that it was unlikely that a Superior Proposal would arise.

OPINION OF THE COMPANY'S FINANCIAL ADVISOR

    Candlewood Partners, LLC acted as financial advisor to NCS and the NCS Board in connection with the Offer and the Merger, and delivered its written opinion to the NCS Board on Tuesday, December 17, 2002, to the effect that, as of December 17, 2002, and based on and subject to the assumptions, limitations, qualifications and other matters set forth in the opinion, the consideration of $5.50 per Share in cash to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders.

    THE SUMMARY OF THE CANDLEWOOD OPINION SET FORTH IN THIS STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION ATTACHED AS ANNEX A TO THIS STATEMENT. STOCKHOLDERS SHOULD READ THE OPINION IN ITS ENTIRETY FOR A DISCUSSION OF THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN BY CANDLEWOOD IN RENDERING ITS OPINION.

    No limitations were imposed by NCS on the scope of Candlewood's investigation or the procedures to be followed by Candlewood in rendering its opinion. Candlewood was not requested to and did not make any recommendation to the NCS Board as to the form or amount of the consideration to be received by NCS stockholders, which was determined through arm's length negotiations between NCS and Omnicare. In arriving at its opinion, Candlewood ascribed a range of values to NCS using the financial and comparative analyses described below to determine the fairness, from a financial point of view, of the per Share consideration to be received by the holders of Shares in the Offer and the Merger. The Candlewood opinion is for the use and benefit of the NCS Board and was rendered to them in connection with their consideration of the Offer and the Merger. Candlewood was not requested to opine as to, and its opinion does not address, the underlying business decision of NCS to proceed with or effect the transactions contemplated by the Omnicare Merger Agreement. The Candlewood opinion was not intended to be, and does not constitute, a recommendation to any stockholder of NCS with respect to whether any such stockholder should participate in the Offer or how any stockholder should vote with respect to the Merger, if required, or any other matter.

    In connection with the preparation and delivery of its opinion to the NCS Board, Candlewood performed several financial and comparative analyses, as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances; therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Candlewood made qualitative judgments as to the significance and relevance of each analysis and factor. Candlewood therefore believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described below were merely utilized to create points of reference for analytical purposes and should not be taken as the view of Candlewood as to the actual value of NCS. In its analyses, Candlewood made assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NCS. Any estimates or projections in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in these analyses. In addition, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

    In arriving at its opinion, Candlewood reviewed and analyzed:

     the Omnicare Merger Agreement and specific terms of the Offer and the Merger;

     certain related documents;

     certain audited historical financial statements of NCS for the four years ended June 30, 2002;

     certain unaudited historical financial statements of NCS for the three-month period ended September 30, 2002;

     certain audited historical financial statements of Omnicare for the two years ended December 31, 2001;

     certain unaudited historical financial statements of Omnicare for the three-month periods ended September 30, 2002; June 30, 2002 and March 31, 2002;

     certain internal business, operating and financial information and forecasts of NCS, referred to as 'forecasts,' prepared and provided to Candlewood by the senior management of NCS;

     information regarding publicly available financial terms of certain other business combinations deemed relevant by Candlewood;

     the financial position and operating results of NCS compared with those of certain other publicly traded companies deemed relevant by Candlewood; and

     other publicly available information regarding Omnicare that Candlewood believed relevant to its opinion.

    In addition, Candlewood had discussions with the management of NCS concerning its business, operations, assets, financial condition and prospects, and undertook such other analyses and investigations that it deemed appropriate.

    In arriving at its opinion, Candlewood assumed and relied upon the accuracy and completeness of the financial and other information used by it, without assuming any responsibility for the independent verification of such information, and further relied upon the assurances of the members of management of NCS that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the forecasts provided by NCS, upon advice of NCS, Candlewood assumed that such forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of NCS as to the future financial performance of NCS, and Candlewood reviewed such forecasts in performing its analysis. Candlewood expressed no views as to such forecasts or the assumptions on which they were based. In arriving at its opinion, Candlewood did not conduct a physical inspection of the properties and facilities of NCS or Omnicare and did not make or obtain any evaluations or appraisals of the assets or liabilities of NCS or Omnicare. Candlewood further assumed that:

     the representations and warranties of each party contained in the Omnicare Merger Agreement are true and correct;

     each party will perform all of the covenants and agreements required to be performed by it under the Omnicare Merger Agreement;

     all conditions to the completion of the Offer and the Merger will be satisfied without amendment or waiver;

     the Offer, the Merger and other transactions contemplated by the Omnicare Merger Agreement will be completed as described in the Omnicare Merger Agreement; and

     all material governmental, regulatory or other consents and approvals necessary for the completion of the Offer and the Merger will be obtained without any adverse effect on NCS or Omnicare or on the contemplated benefits of the transactions contemplated by the Omnicare Merger Agreement.

    Candlewood's opinion necessarily is based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the opinion and the information made available to it as of that date. Subsequent developments may affect its opinion, and Candlewood does not have any obligation to update, revise, or reaffirm its decision.

    The following is a summary of the material financial and comparative analyses performed by Candlewood and presented to the NCS Board.

Relative Valuation Derived From Public Comparables Analysis

    Using publicly available information, including estimates in published third-party research reports, Candlewood reviewed and compared particular financial statistics of NCS with corresponding financial statistics for selected companies in the healthcare services industry. Candlewood examined, among other things, for the trailing twelve months as of the most recently reported quarter, enterprise value as a multiple of revenue, as a multiple of earnings before interest and taxes and as a multiple of earnings before interest, taxes, depreciation and amortization, referred to as 'EBITDA', of the comparable companies. For purposes of Candlewood's analyses, enterprise value means the market valuation of a company's common stock plus the amount of its outstanding debt less the amount of cash it has on hand. Accordingly, Candlewood used an enterprise value for NCS of $477.6 million, based on the amount of the NCS outstanding debt, net of the estimated NCS cash balance at closing, and the consideration payable to holders of the Shares in the Offer and the Merger, for the purposes of its analyses.

    Three categories of comparable companies were analyzed: strategic competitors; reimbursement constrained healthcare companies; and healthcare distribution companies. The strategic competitors were Omnicare, Genesis Health Ventures, Inc. and AmerisourceBergen Corporation, the parent of PharMerica, Inc. Omnicare was the only strategic competitor principally engaged in the same business as NCS. Omnicare's enterprise value was a 10.0 multiple of its EBITDA. AmerisourceBergen, whose institutional pharmacy business, PharMerica, represents less than 5% of its reported revenue, had an enterprise value representing a 9.0 multiple of its EBITDA. Genesis, whose institutional pharmacy business, NeighborCare represents approximately 40% of its reported revenue, had an enterprise value multiple of 5.3 times its EBITDA. The mean EBITDA multiple for the strategic competitors was 8.1. The reimbursement constrained healthcare companies that were analyzed were Accredo Health, American Home Patient, Apria Healthcare Group, D&K Healthcare Resources, Da Vita, Fresenius Medical Care, Gentiva Health Services, Lincare Holdings, Renal Care Group and Syncor International. The healthcare distribution companies that were analyzed were Henry Schein, Owens & Minor, Patterson Dental, Priority Healthcare and PSS World Medical. The following chart summarizes the range of mean EBITDA multiples derived from this analysis, which for the non-strategic competitors, excludes the high and low values.

                                                              MEAN ENTERPRISE
                                                              VALUE MULTIPLE
                          BUSINESS                               OF EBITDA
                          --------                               ---------
Strategic Competitors.......................................        8.1x
Reimbursement Constrained Healthcare Companies..............        8.9x
Healthcare Distribution Companies...........................       12.7x

    Candlewood used the derived mean EBITDA multiples of the applicable comparable companies to calculate an implied enterprise value of NCS, ranging from $333.2 million to $522.5 million. Candlewood compared this range of implied enterprise values for NCS to the $477.6 million enterprise value for NCS implied by the consideration payable to holders of the Shares in the Offer and the Merger.

    Because of the inherent differences between the businesses, operations, financial condition and prospects of NCS and those of the comparable companies, Candlewood believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the public comparable analysis and, accordingly, made qualitative judgments concerning differences between the characteristics of NCS and those of the comparable companies. In particular, Candlewood considered the size and desirability of the markets of operation, the annual revenue, the impact and potential future impact of the healthcare regulatory environment and current levels and historical rates of growth of NCS and those of the comparable companies.

Relative Valuation Based on Precedent Transactions

    As part of its analysis, Candlewood reviewed publicly available information regarding the terms and financial characteristics in a number of transactions involving healthcare services companies since 2000 in order to derive a relative value of NCS based on the multiples paid in these transactions. The acquired companies were Choice Source Therapeutics, Apex Therapeutic Care, American Pharmaceutical Services, Specialty Pharmaceutical Services and Interwest Home Medical.

    Candlewood reviewed the prices paid in the comparable transactions and calculated the implied enterprise value as a multiple of EBITDA for each transaction and derived a range of EBITDA multiples from 8.25 to 9.81. From this analysis, Candlewood derived implied enterprise values of NCS ranging from $339.4 million to $403.6 million, with a median of $366.6 million. Candlewood compared this range of enterprise values for NCS to the $477.6 million enterprise value for NCS implied in the Offer and the Merger.

    Because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of the acquired companies included in the selected transactions, Candlewood believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the precedent transactions analysis and, accordingly, made qualitative judgments concerning differences between the characteristics of these transactions and the transactions contemplated by the Omnicare Merger Agreement that would affect the acquisition values of NCS and such acquired companies. In particular, Candlewood considered the size and desirability of the markets of operation, the annual revenue, the impact and potential future impact of the healthcare regulatory environment, the strategic fit of the acquired company, the form of consideration offered and the tax characteristics of the transaction.

Discounted Cash Flow Analysis

    Candlewood performed a discounted cash flow analysis of NCS for the period commencing on July 1, 2002 and ending on June 30, 2007, using the forecasts obtained from the senior management of NCS.

    A discounted cash flow analysis is one method used to value businesses and involves an analysis of the present value of projected cash flows of a business for a specified number of years into the future and the present value of the projected value of the business at the end of that period of years, which is commonly referred to as terminal value.

    The discounted cash flow analysis value of NCS was estimated using a weighted average cost of capital discount rate of 9.77%, an assumed long-term growth rate of 3.3% and a terminal multiple of forecasted free cash flow of
15.45 for the fiscal year of NCS ending June 30, 2007. From this analysis, Candlewood derived an implied enterprise value for NCS of $432 million. Candlewood compared this implied enterprise value for NCS to the $477.6 million enterprise value for NCS implied in the Offer and the Merger.

Bond Restructuring Analysis

    As of the date of Candlewood's opinion, the NCS Notes were in default and the maturity of the NCS Notes had been accelerated. Since a distressed financial condition can have a material and negative effect on the management, employees, suppliers, customers and future operations of a business, Candlewood analyzed completed bond exchange offer transactions of defaulted issues to determine the subject issuing companies' valuations at the time that the exchange offer was completed. Comparable bond exchange offers include transactions in which there is less than par recovery for the bondholders. The companies whose exchange offers were analyzed were Pentacon, Leiner Health Products, Anchor Glass Container, Chiquita Brands International, ZiLOG and Assisted Living Concepts.

    Candlewood used the derived EBITDA multiples of the applicable companies to calculate implied enterprise values of NCS ranging from $178.1 million to $511.8 million, with a median of $329.5 million. Candlewood compared this range of implied enterprise values for NCS to the $477.6 million enterprise value for NCS implied in the Offer and the Merger.

    Because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences in both the issues to be restructured and the businesses, operations and prospects of the companies included in the selected transactions,

Candlewood believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the bond restructuring transactions analysis and, accordingly, made qualitative judgments concerning differences between the characteristics of these transactions and the transactions contemplated by the Omnicare Merger Agreement that would affect the value of NCS. In particular, Candlewood considered the nature of the restructuring, the form of the exchange consideration, the enterprise value and the annual revenue of the companies completing the exchange transactions.

Chapter 11 Reorganizations

    As of the date of Candlewood's opinion, NCS's $206 million senior credit facility, under which NCS had been in default, had matured, the NCS Notes were in default and the maturity of the NCS Notes had been accelerated and its principal trade obligation was past due and unable to be paid within its contractual terms, resulting in material financial distress to NCS. Since a distressed financial condition can have a material and negative effect on the management, employees, suppliers, customers and future operations of a business, and given Candlewood's assessment, based on NCS' material financial distress, of the potential for NCS to undergo a bankruptcy or similar reorganization proceeding, Candlewood reviewed confirmed plans of reorganization under Chapter 11 of the United States Bankruptcy Code and analyzed the valuations of the subject companies at the consummation of such reorganizations. The companies analyzed were Genesis, Kindred Healthcare and Sun Healthcare Group.

    Because the reasons for and the circumstances surrounding each of the reorganizations analyzed were specific to each situation and because of the inherent differences in the businesses, operations and prospects of the companies included in the selected reorganizations, Candlewood believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the Chapter 11 reorganization analysis and, accordingly, made qualitative judgments concerning differences between the characteristics of these reorganizations and the transactions contemplated by the Omnicare Merger Agreement that would affect the value of NCS. In particular, Candlewood considered the nature of the reorganization, the components of the reorganized capital structure, the enterprise value and the annual revenue of the companies completing the reorganizations.

    Candlewood used the derived EBITDA multiples of the applicable reorganizations to calculate implied enterprise values of NCS ranging from $259.2 million to $345.6 million, with a median of $300.3 million. Candlewood compared this range of implied enterprise values for NCS to the $477.6 million enterprise value for NCS implied in the Offer and the Merger.

Candlewood Partners

    Candlewood is an investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and other securities in connection with mergers and acquisitions, competitive bids, private placements and valuations for corporate and other purposes. The NCS Board selected Candlewood because of its expertise, reputation and familiarity with NCS in particular and corporate valuations and restructurings in general. Mr. Glenn C. Pollack, a founder and Managing Director of Candlewood, was previously the senior investment banker assigned to the NCS engagement by his former firm, Brown, Gibbons, Lang & Company Securities L.P. ('Brown, Gibbons'). After leaving Brown Gibbons, Mr. Pollack continued to provide financial advisory services to NCS as a consultant and then directly through the engagement of Candlewood by the NCS Board.

(d) Intent to Tender

    Item 4(d) is hereby amended and restated in its entirety as follows:

    To the best of the Company's knowledge, each of the Company's executive officers and directors currently intends to tender in the Offer all of the Shares that he or she holds of record or beneficially. As a group, all of the Company's directors and executive officers own an aggregate of 1,173,738 Class A Common Shares and 4,810,806 Class B Common Shares.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

    Item 5 is hereby amended and restated in its entirety as follows:

    The Company has retained Georgeson Shareholder Communications Inc. ('Georgeson') to assist it in connection with the Company's communications with its stockholders with respect to the Offer. Georgeson will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has agreed to indemnify Georgeson against certain liabilities arising out of or in connection with the engagement.

    The NCS Board has retained Candlewood to act as financial advisor and to evaluate the fairness of the Offer and the Merger and to render an opinion as to the fairness of the financial terms of the Offer and the Merger to holders of Shares. Candlewood is an investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and other securities in connection with mergers and acquisitions, competitive bids, private placements and valuations for corporate and other purposes. The NCS Board selected Candlewood because of its expertise, reputation and familiarity with NCS in particular and corporate valuations and restructurings in general. As compensation for its services as financial advisor in connection with the Offer and the Merger, NCS agreed to pay Candlewood a fixed fee. Under the terms of an engagement letter, dated December 17, 2002 between Candlewood and NCS, NCS paid Candlewood a fee of $4,000,000 for its financial advisory services in connection with the Offer and the Merger, a substantial portion of which must be returned in the event the Offer and the Merger are not completed. Regardless of whether the transactions contemplated by the Omnicare Merger Agreement are completed, NCS has agreed to reimburse Candlewood for reasonable out-of-pocket expenses incurred in connection with the Offer and Merger, including attorneys' fees, and to indemnify Candlewood for certain liabilities that may arise out of its engagement by NCS and the rendering of its opinion, including certain liabilities under the federal securities laws.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    Item 6 is hereby amended and restated in its entirety as follows:

    No transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, any of the Company's directors, executive officers, affiliates or subsidiaries.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    Item 7 is hereby amended and restated in its entirety as follows:

    Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer, nor has the Company entered into any transaction, board resolution, agreement in principle or signed contract in response to the Offer.

ITEM 8. ADDITIONAL INFORMATION

    Item 8 is hereby amended and restated in its entirety as follows:

(a) Legal matters

    Litigation. Between July 30, 2002 and August 7, 2002, the following seven lawsuits were filed against the Company and its directors:

     Omnicare v. NCS Healthcare, C.A. No. 19800, Court of Chancery of the State of Delaware, New Castle County, filed August 1, 2002, amended August 12, 2002 (the 'Delaware Lawsuit').

     Dolphin Limited Partnership I v. Outcalt, C.A. No. 19822, Court of Chancery of the State of Delaware, New Castle County, filed August 7, 2002.

     Bierch v. NCS Healthcare, C.A. No. 19786, Court of Chancery of the State of Delaware, New Castle County, filed July 30, 2002.

     Noble v. NCS Healthcare, C.A. No. 19807, Court of Chancery of the State of Delaware, New Castle County, filed August 1, 2002.

     Treadway v. Outcalt, C.A. No. 19810-NC, Court of Chancery of the State of Delaware, New Castle County, filed August 2, 2002.

     Saltzman v. Outcalt, C.A. No. 19811-NC, Court of Chancery of the State of Delaware, New Castle County, filed August 2, 2002.

     Petrovic v. NCS Healthcare, Court of Common Pleas, Cuyahoga County, Ohio, filed August 1, 2002.

    These lawsuits included allegations that: (i) the Voting Agreements violated the Company's Amended and Restated Certificate of Incorporation, and that the high-vote Class B Common Shares held by Messrs. Outcalt and Shaw converted into low-vote Class A Common Shares as a result of Messrs. Outcalt and Shaw executing the Voting Agreements and granting irrevocable proxies in support of the Genesis Merger (the 'Voting Agreement Claims'); (ii) the NCS Board breached its fiduciary duties by entering into the Genesis Merger Agreement on July 28, 2002 and by declining to consider Omnicare's July 26, 2002 proposal to acquire NCS; and (iii) the NCS Board breached its fiduciary duties by not conditioning the consummation of the Genesis Merger on the approval of the holders of the Class A Common Shares, voting as a separate class (together with item (ii) above, the 'Fiduciary Duty Claims'). The plaintiffs sought, among other things:
(a) a declaration that the high-vote Class B Common Shares held by Messrs. Outcalt and Shaw converted into low-vote Class A Common Shares; (b) preliminary and permanent injunctions preventing NCS, its directors, and Genesis from taking further action relating to the Genesis Merger Agreement; (c) a declaration that the Genesis Merger Agreement and related Voting Agreements are void; and (d) an injunction conditioning consummation of the Genesis Merger on the approval of the holders of the Class A Common Shares. By order of the Chancery Court dated August 30, 2002, these lawsuits, other than the Delaware Lawsuit and Petrovic v. NCS HealthCare, filed in Ohio, were consolidated into a single action (the 'Consolidated Shareholders Litigation').

    On September 30, 2002, Omnicare filed a motion for summary judgment in the Delaware Lawsuit, seeking a judgment to the effect that by entering into the Voting Agreements, Messrs. Outcalt and Shaw unintentionally 'transferred' and 'converted' the Class B Common Shares subject to the Voting Agreements, having ten votes per share, into Class A Common Shares, having one vote per share. On October 3, 2002, the Company filed a motion to dismiss Omnicare's complaint on the grounds that Omnicare lacked standing to bring the claims set forth in the complaint.

    On October 24, 2002, the Chancery Court heard oral argument on the motions for summary judgment brought by Omnicare and the stockholder-plaintiffs and the motions to dismiss brought by the Company and Genesis. On October 25, 2002, the Chancery Court issued a memorandum opinion on the motions to dismiss. The Chancery Court dismissed Omnicare's Fiduciary Duty Claims due to Omnicare's lack of standing. The Chancery Court found that Omnicare lacked standing to bring these claims because it was not a stockholder of NCS on July 28, 2002, the date on which the NCS Board approved the Genesis Merger Agreement and the Voting Agreements. The Chancery Court refused to dismiss Omnicare's Voting Agreement Claims, finding that Omnicare had standing as a bidder to bring these claims.

    On October 29, 2002, the Chancery Court issued a memorandum opinion on the motions for summary judgment in the Delaware Lawsuit and the Consolidated Shareholders Litigation. The Chancery Court granted summary judgment in favor of NCS with respect to the Voting Agreement Claims, finding that the Voting Agreements entered into by Messrs. Outcalt and Shaw did not cause the automatic conversion of the Class B Common Shares subject to such agreements into Class A Common Shares.

    On November 22, 2002, the Chancery Court issued a memorandum opinion on the stockholder-plaintiffs' motion for a preliminary injunction in the Consolidated Shareholders Litigation, to enjoin the completion of the Genesis Merger. The Court denied the stockholder-plaintiffs' motion to enjoin the Genesis Merger and dismissed the Fiduciary Duty Claims. On November 26, 2002, the Chancery Court and the Supreme Court denied the stockholder-plaintiffs' request for an interlocutory appeal from the November 22, 2002 decision of the Chancery Court denying the stockholder-plaintiffs' motion for a preliminary injunction.

    On December 4, 2002, the Supreme Court, after a hearing before a panel of three Justices, vacated its November 26, 2002 decision denying the stockholder-plaintiffs' request for an interlocutory appeal from the November 22, 2002 decision of the Chancery Court denying the stockholder-plaintiffs' motion for a preliminary injunction, and consolidated all of Omnicare's and the stockholder-plaintiffs' appeals relating to the Delaware Lawsuit and the Consolidated Shareholders Litigation (as consolidated, the 'Consolidated Delaware Litigation').

    On December 10, 2002, the Supreme Court remanded the Consolidated Delaware Litigation to the Chancery Court for the entry of a preliminary injunction precluding the implementation of the Genesis Merger, and reversed the Chancery Court's October 29th order dismissing Omnicare's Voting Agreement Claims to the extent that the Chancery Court's October 29th order permits the implementation of the Voting Agreements contrary to Supreme Court's ruling on the Fiduciary Duty Claims. On December 11, 2002, the Chancery Court issued an order preliminarily enjoining the implementation of the Genesis Merger, including the special meeting of stockholders to vote on that transaction which was scheduled for December 12, 2002.

    On December 19, 2002, counsel for NCS received a letter from counsel to the stockholder-plaintiffs setting forth a demand for legal fees and expenses in the amount of $13,500,000. In the letter, stockholder-plaintiffs' counsel stated that they believed that their legal fees and expenses from the Consolidated Delaware Litigation are covered by the Company's officers' and directors' liability insurance policy. Counsel urged the Company to bring its demand to the attention of its officers' and directors' liability insurance carrier. Stockholder-plaintiffs' counsel added that if their demand was not honored prior to the acceptance of Shares by Omnicare in the Offer, they would seek an order from the Chancery Court withholding a portion of the payment to be made to the holders of Shares pursuant to the Offer in an amount sufficient to ensure payment of such legal fees and expenses.

    In a letter dated December 20, 2002, stockholder-plaintiffs' counsel requested that NCS confirm by the close of business on December 23, 2002 that its demand for the payment of fees and expenses will be honored. If not, stockholder-plaintiffs' counsel stated, on or before December 26, 2002, they would seek immediate relief from the Chancery Court withholding a portion of the payment to be made to the holders of Shares pursuant to the Offer in an amount sufficient to ensure payment of their fees and expenses.

    Section 14(e) Litigation. In addition to the foregoing, on August 20, 2002, the Company filed a complaint against Omnicare in the United States District Court for the Northern District of Ohio, titled NCS Healthcare, Inc. v. Omnicare, Inc., Case No. 1:02CV1635 (Matia, J.) (the 'Section 14(e) Litigation'), and, on August 21, 2002, the Company amended the complaint. The complaint, as amended, alleged, among other things, that Omnicare's disclosure on Schedule TO, filed on August 8, 2002 in connection with the Offer, contained materially false and misleading disclosures in violation of Section 14(e) of the Securities Exchange Act of 1934. On September 30, 2002, the Company filed a motion for a preliminary injunction, seeking to enjoin the Offer until such time as Omnicare amended the Offer to correct its misrepresentations and omissions. In connection with the execution of the Omnicare Merger Agreement, the Company filed a Notice of Voluntary Dismissal Without Prejudice, which was signed by the Court on December 18, 2002, voluntarily dismissing the Company's claims in the
Section 14(e) Litigation.

    The foregoing discussion includes summaries of complaints, motions, briefs, orders and other court documents, and is qualified in its entirety by the full text of the court documents, copies of which are filed as exhibits to this schedule, and are incorporated herein by reference.

(b) Regulatory Matters

    U.S. Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the 'HSR Act'), and the rules that have been promulgated thereunder by the Federal Trade Commission (the 'FTC'), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the 'Antitrust Division') and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Shares by the Offeror pursuant to the Offer is subject to such requirements.

    Pursuant to the requirements of the HSR Act, Omnicare filed the required Notification and Report Forms (the 'Forms') with the Antitrust Division and the FTC on August 8, 2002. As required by the HSR Act, NCS filed the Forms on August 19, 2002, the next business day after the tenth calendar day following the day Omnicare filed its Forms. The statutory waiting period applicable to the purchase of the Shares pursuant to the Offer expired at 11:59 P.M., Eastern Time, on August 23, 2002, the fifteenth day after Omnicare filed its Forms and paid the applicable filing fees.

    The Antitrust Division and the FTC frequently scrutinize the legality of transactions under the antitrust laws. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of the Company's or Omnicare's assets. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

(c) Delaware General Corporation Law

    As a Delaware corporation, NCS is subject to Section 203 of the Delaware General Corporation Law of the State of Delaware. In general, Section 203 would prevent an 'interested stockholder' (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a 'business combination' (as defined in Section 203) with a Delaware corporation for three years following the date such person become an interested stockholder unless:
(i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Omnicare Merger Agreement, the Offer, the acquisition of Shares by the Offeror pursuant to the Offer and the Merger and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the other transactions contemplated by the Omnicare Merger Agreement.

ITEM 9. EXHIBITS

EXHIBIT NO.
-----------
 1.         Letter, dated as of August 20, 2002, to the stockholders of the Company.
 2.         Press Release issued by the Company on August 20, 2002.
 3.         Intentionally omitted.

 4. Voting Agreement, dated as of July 28, 2002, by and among Jon H. Outcalt, NCS Healthcare, Inc. and Genesis Health
            Ventures, Inc. (Exhibit 10.1 to NCS Current Report on
            Form 8-K, filed July 30, 2002, is incorporated herein by reference).
 5. Voting Agreement, dated as of July 28, 2002, by and among Kevin B. Shaw, NCS Healthcare, Inc. and Genesis Health
            Ventures, Inc. (Exhibit 10.2 to NCS Current Report on
            Form 8-K, filed July 30, 2002, is incorporated herein by reference).
 6. Binding Term Sheet Agreement, dated as of July 28, 2002, by and among Genesis Health Ventures, Inc., NCS Healthcare,
            Inc. and Jon H. Outcalt.
 7.         Amendment to Salary Continuation Agreement, dated as of
            August 21, 2001, between NCS Healthcare, Inc. and Jon H.
            Outcalt (Exhibit 10.23 to NCS Annual Report on Form 10-K for the year ended June 30, 2001, is incorporated herein by reference).
 8.         Salary Continuation Agreement, dated as of September 29,
            2000, between NCS Healthcare, Inc. and Jon H. Outcalt
            (Exhibit 10.1 to NCS Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2000, is incorporated herein by reference).
 9.         Salary Continuation Agreement, dated as of September 29,
            2000, between NCS Healthcare, Inc. and Kevin B. Shaw
            (Exhibit 10.2 to NCS Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2000, is incorporated herein by reference).
 10.        Amendment to Salary Continuation Agreement, dated as of
            August 21, 2001, between NCS Healthcare, Inc. and Kevin B.
            Shaw (Exhibit 10.24 to NCS Annual Report on Form 10-K for the year ended June 30, 2001, is incorporated herein by reference).
 11. Salary Continuation Agreement, dated as of October 25, 2000, between NCS Healthcare, Inc. and William B. Byrum (Exhibit
            10.3 to NCS Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2000, is incorporated herein by reference).
 12.        Form of NCS Healthcare, Inc. Salary Continuation Agreement.
 13.        NCS Healthcare, Inc. Severance Benefit Plan, dated as of
            February 20, 1998.
 14.        Employment Agreement, dated as of July 1, 2001, between NCS
            Healthcare, Inc. and William B. Byrum (Exhibit 10.22 to NCS
            Annual Report on Form 10-K for the year ended June 30, 2001, is incorporated herein by reference).
 15.        Retention and Indemnification Agreement, dated as of June
            26, 2002, among NCS Healthcare, Inc. and certain directors and officers of NCS Healthcare, Inc.
 16. Agreement and Plan of Merger, dated as of July 28, 2002, by and among Genesis Health Ventures, Inc., Geneva Sub, Inc., and NCS Healthcare, Inc. (Exhibit 2.1 to NCS Current Report on Form 8-K, filed July 30, 2002, is incorporated herein by reference).
 17.        Amended Omnicare Complaint, dated as of August 12, 2002
            (Exhibit 99.3 to NCS Current Report on Form 8-K, filed
            August 19, 2002, is incorporated herein by reference).
 18. Omnicare Complaint, dated as of August 1, 2002 (Exhibit 99.2 to NCS Current Report on Form 8-K, filed August 7, 2002, is incorporated herein by reference).
 19.        Dolphin Limited Partnership Complaint, dated as of August 7,
            2002 (Exhibit 99.2 to NCS Current Report on Form 8-K, filed
            August 19, 2002, is incorporated herein by reference).
 20.        Bierch Complaint, dated as of July 30, 2002 (Exhibit 99.1 to
            NCS Current Report on Form 8-K, filed August 7, 2002, is incorporated herein by reference).
 21.        Noble Complaint, dated as of August 1, 2002 (Exhibit 99.3 to
            NCS Current Report on Form 8-K, filed August 7, 2002, is incorporated herein by reference).
 22. Treadway Complaint, dated as of August 2, 2002 (Exhibit 99.4 to NCS Current Report on Form 8-K, filed August 7, 2002, is incorporated herein by reference).
 23. Saltzman Complaint, dated as of August 2, 2002 (Exhibit 99.5 to NCS Current Report on Form 8-K, filed August 7, 2002, is incorporated herein by reference).
 24. Petrovic Complaint, dated as of August 1, 2002 (Exhibit 99.1 to NCS Current Report on Form 8-K, filed August 19, 2002, is incorporated herein by reference).
 25.        Amended NCS Healthcare, Inc. Complaint, dated as of August
            21, 2002.

 26. Press release issued by the Company on August 22, 2002, announcing the filing of a lawsuit by the Company against Omnicare.
 99.1       Waiver among NCS Healthcare, Inc., Genesis Health Ventures,
            Inc. and Geneva Merger Sub, Inc., dated as of September 10,
            2002.
 99.2       Plaintiff's Motion for Preliminary Injunction, dated as of
            September 30, 2002.
 99.3       Plaintiff's Combined Memorandum in Opposition to Defendant's
            Motion to Dismiss the First Amended Complaint and in Support of Plaintiff's Motion for Preliminary Injunction, dated as of September 30, 2002.
 99.4       Offer Letter, dated as of October 6, 2002, from Omnicare,
            Inc. to NCS Healthcare, Inc. (Incorporated herein by reference to Item 5 of Amendment No. 16 to Omnicare's Tender
            Offer Statement on Schedule TO/A, filed October 7, 2002.)
 99.5 Proposed Agreement and Plan of Merger, by and among Omnicare, Inc., NCS Acquisition Corp. and NCS Healthcare,
            Inc., as executed by Omnicare, Inc. and NCS Acquisition
            Corp. on October 6, 2002. (Incorporated herein by reference to exhibit (a)(5)(B) to Amendment No. 16 to Omnicare's
            Tender Offer Statement on Schedule TO/A, filed October 7,
            2002.)
 99.6       Press release issued by NCS Healthcare, Inc. on October 22,
            2002.
 99.7 Plaintiff Omnicare's Motion for Summary Judgment on Count I of the First Amended Complaint, dated as of September 30, 2002. (Incorporated herein by reference to Exhibit (a)(1)(R) to Amendment No. 13 to Omnicare's Tender Offer Statement on
            Schedule TO/A, filed on October 1, 2002.)
 99.8       The NCS Defendants' Memorandum of Law in Opposition to
            Omnicare's and the Class Plaintiffs' Motion for Summary
            Judgment, as of dated October 17, 2002. (Incorporated herein by reference to Exhibit (a)(1)(AA) to Amendment No. 18 to Omnicare's Tender Offer Statement on Schedule TO/A, filed on
            October 21, 2002.)
 99.9       The NCS Defendants' Motion to Dismiss Omnicare's Second
            Amended Complaint, dated as of October 3, 2002.
            (Incorporated herein by reference to Exhibit (a)(1)(V) to Amendment No. 17 to Omnicare's Tender Offer Statement on
            Schedule TO/A, filed October 18, 2002.)
 99.10      Memorandum Opinion and Order, issued on October 25, 2002.
            (Incorporated herein by reference to Exhibit (a)(1)(II) to Amendment No. 22 to Omnicare's Tender Offer Statement on
            Schedule TO/A, filed on October 28, 2002.)
 99.11      Press Release issued by the Company on October 29, 2002.
 99.12      Memorandum Opinion, issued on October 29, 2002.
 99.13      Press Release issued by the Company on October 30, 2002
 99.14 Appeal Brief filed by Omnicare in the Supreme Court of the State of Delaware on November 14, 2002. (Incorporated herein by reference to Exhibit (a)(1)(Q.) to Amendment No. 26 to Omnicare's Tender Offer Statement on Schedule TO/A, filed on
            November 19, 2002.)
 99.15 Answering Brief filed by NCS in the Supreme Court of the State of Delaware on November 22, 2002.
 99.16      Memorandum Opinion, issued on November 22, 2002.
 99.17      Press Release issued by the Company on November 25, 2002.
 99.18 Order Refusing Application to Certify Interlocutory Appeal, issued by the Court of Chancery of the State of Delaware on November 22, 2002.
 99.19 Order of the Supreme Court of the State of Delaware, issued on November 26, 2002.
 99.20      Press Release issued by the Company on December 2, 2002.
 99.21 Order of the Supreme Court of the State of Delaware, issued on December 4, 2002.
 99.22      Press Release issued by the Company on December 4, 2002.
 99.23 Answering Brief filed by NCS in the Supreme Court of the State of Delaware on December 9, 2002.
 99.24      Press Release issued by the Company on December 9, 2002.

 99.25 Order of the Supreme Court of the State of Delaware, issued on December 10, 2002. (Incorporated herein by reference to Exhibit (a)(1)(AAA) to Amendment No. 32 to Omnicare's Tender
            Offer Statement on Schedule TO/A, filed on December 11,
            2002.)
 99.26      Press Release issued by the Company on December 11, 2002.
 99.27 Preliminary Injunction issued by the Chancery Court of the State of Delaware on December 11, 2002.
 99.28      Press Release issued by the Company on December 11, 2002.
 99.29 Letter from Omnicare to the NCS Board of Directors, dated as of December 11, 2002. (Incorporated herein by reference to Item 5 of Amendment No. 33 to Omnicare's Tender Offer
            Statement on Schedule TO/A, filed on December 12, 2002.)
 99.30 Letter from Omnicare to the NCS Board of Directors, dated as of December 12, 2002. (Incorporated herein by reference to Item 5 of Amendment No. 34 to Omnicare's Tender Offer
            Statement on Schedule TO/A, filed on December 13, 2002.)
 99.31 Form of Agreement and Plan of Merger by and among Omnicare, Inc., NCS Acquisition Corp. and NCS Healthcare, Inc., dated as of December , 2002. (Incorporated herein by reference to Exhibit (a) (5) (C) to amendment No. 34 to Omnicare's Tender
            Offer Statement on Schedule TO/A, filed on December 13,
            2002.)
 99.32      Letter from NCS to Genesis and Omnicare regarding Bidding
            Procedures, dated as of December 13, 2002. (Incorporated herein by reference to Exhibit (a) (1) (EYE) to Amendment
            No. 35 to Omnicare's Tender Offer Statement on Schedule
            TO/A, filed on December 16, 2002.)
 99.33      Agreement and Plan of Merger by and among Omnicare, Inc.,
            NCS Acquisition Corp. and NCS Healthcare, Inc., dated as of
            December 17, 2002.
 99.34      Press Release issued by the Company on December 18, 2002.
 99.35      Supplement to the Offer to Purchase of NCS Acquisition
            Corp., dated December 23, 2002. (Incorporated herein by reference to Exhibit (a) (1) (HHH) to Amendment No. 37 to
            Omnicare's Tender Offer Statement on Schedule TO/A, filed on
            December 23, 2002.)
 99.36 Letter, dated as of December 23, 2002, to the stockholders of the Company.*

---------

* Filed herewith.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NCS HEALTHCARE, INC.

                                          By:        /s/ KEVIN B. SHAW
                                              __________________________________
                                                        KEVIN B. SHAW
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER

Dated: December 23, 2002

                                                                         ANNEX A

                                        [LETTERHEAD OF CANDLEWOOD PARTNERS, LLC]

                                          December 17, 2002

Board of Directors
NCS HealthCare, Inc.
3201 Enterprise Parkway
Beachwood, OH 44122

Members of the Board:

    You have requested our opinion as to the fairness, from a financial point of view, to the current holders of the outstanding shares of common stock (collectively, the 'Stockholders'), taken together, of NCS HealthCare, Inc. (the 'Company') of the Merger Consideration and the Offer Price, each as defined in the draft Agreement and Plan of Merger delivered to the Company by Omnicare, Inc. ('Parent') on December 17, 2002 (the 'Merger Agreement') by and among Parent, NCS Acquisition Corp., a wholly-owned subsidiary of Parent ('Sub') and the Company. Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, Parent and Sub will amend Sub's tender offer to purchase (the 'Tender Offer') each share of Class A common stock of the Company, $.01 par value per share ('Class A Stock'), and each share of Class B common stock of the Company, $.01 par value per share ('Class B Stock'), at a purchase price of Five Dollars and Fifty Cents ($5.50) per share in cash (the 'Offer Price'). After the satisfaction of certain conditions described in the Merger Agreement, Sub will be merged with and into the Company (the 'Merger') and each remaining share of Class A Stock and each remaining share of Class B Stock will be converted into the right to receive Five Dollars and Fifty Cents ($5.50) per share in cash (the 'Merger Consideration'). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

    In connection with our review of the Tender Offer and the proposed Merger and the preparation of our opinion herein, we have examined: (a) the Merger Agreement; (b) certain related documents; (c) certain audited historical financial statements of the Company for the four years ended June 30, 2002;
(d) certain unaudited historical financial statements of the Company for the three month period ended September 30, 2002; (e) certain audited historical financial statements of Parent for the two years ended December 31, 2001;
(f) certain unaudited historical financial statements of Parent for the three month periods ended September 30, 2002; June 30, 2002 and March 31, 2002
(g) certain internal business, operating and financial information and forecasts of the Company (the 'Forecasts'), prepared and provided to us by the senior management of the Company; (h) information regarding publicly available financial terms of certain other business combinations we deemed relevant;
(i) the financial position and operating results of the Company and Parent compared with those of certain other publicly traded companies we deemed relevant; and (j) other publicly available information on Parent we believe relevant to our opinion. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such other information, financial studies and analyses, and financial, economic and market criteria as we have deemed relevant.

    In rendering our opinion, we have assumed and relied, without assuming any duty of independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including without limitation the Forecasts.

                                       [LETTERHEAD OF CANDLEWOOD PARTNERS, LLC]

We have not made or been furnished with an independent valuation or appraisal of the assets, liabilities or solvency of the Company or Parent. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company's financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. Our opinion herein is based upon economic, market, financial and other conditions existing and as can be evaluated on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Tender Offer or the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We have relied as to all legal, regulatory and tax matters related to the Tender Offer and the Merger on advice of counsel to the Board of Directors of the Company, without assuming any responsibility for independent verification or liability therefor, and have assumed that the Tender Offer and the Merger will be consummated on the terms described in the Merger Agreement, without any waiver, modification or amendment of any material terms, covenants or conditions thereof.

    We regularly undertake the valuation of investment securities in connection with private placements, business combinations, and similar transactions. We have acted as a financial advisor to the Board of Directors of the Company in connection with the Tender Offer and the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

    Our advisory services and our opinion were provided for the use and benefit of the Independent Committee of the Board of Directors of the Company and the Board of Directors of the Company in connection with and for the purpose of their consideration of the transaction contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the stockholders of the Company, taken together, of the Offer Price and the Merger Consideration, and we do not address the merits of the underlying decision by the Company to engage in the Merger or any aspect of the Merger other than the Offer Price and the Merger Consideration to the extent provided in this opinion. This opinion does not constitute a recommendation to any stockholder as to whether such stockholder should participate in the Tender Offer or how such stockholder should vote with respect to the proposed Merger or any other matter. It is understood that this letter may not be disclosed, referred to or otherwise communicated to any third party (in whole or in part) for any purpose whatsoever without our prior written consent.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price and the Merger Consideration is fair, from a financial point of view, to the stockholders of the Company, taken together.

                                          Very truly yours,

                                          CANDLEWOOD PARTNERS, LLC

                                          /s/ CANDLEWOOD PARTNERS, LLC
                                          ------------------------

                                                                         ANNEX B

                              NCS HEALTHCARE, INC.
                            3201 ENTERPRISE PARKWAY
                                   SUITE 220
                             BEACHWOOD, OHIO 44122

                              -------------------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER

                              -------------------

    This Information Statement is being mailed on or about December 23, 2002 to holders of record as of December 20, 2002 of shares of Class A common stock, par value $0.01 per share ('Class A Common Stock'), or shares of Class B common stock, par value $0.01 per share ('Class B Common Stock,' and together with the Class A Common Stock, the 'Company Common Stock'), of NCS HealthCare, Inc., a Delaware corporation (the 'Company'), in connection with (i) the election of persons designated by Omnicare, Inc., a Delaware corporation ('Omnicare'), as directors of the Company otherwise than at a meeting of the stockholders of the Company and (ii) the resignation of certain of the current directors of the Company, in each case, pursuant to an Agreement and Plan of Merger, dated as of December 17, 2002 (the 'Merger Agreement'), by and among Omnicare, NCS Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Omnicare ('Sub'), and the Company.

    Pursuant to the Merger Agreement, following the completion of Sub's offer to purchase (the 'Offer') all of the outstanding shares of Company Common Stock at a purchase price of $5.50 per share, net to the seller in cash, without interest and less required withholding taxes (or such higher price as may subsequently be paid in the Offer, the 'Offer Price'), Sub will be merged with and into the Company (the 'Merger'), subject to the approval of the Company's stockholders, if required by applicable law. As a result of the Merger, the Company will become a wholly owned subsidiary of Omnicare and each outstanding share of Company Common Stock will be converted into the right to receive the Offer Price, except for shares held by Omnicare or its subsidiaries, which will be cancelled, and shares held by stockholders of the Company who have perfected their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, which will be afforded the rights thereunder.

    Additional information with respect to the Offer and the Merger is contained in an Offer to Purchase and a Solicitation/Recommendation Statement mailed to all holders of Company Common Stock together with this Information Statement.

    Pursuant to the Merger Agreement, promptly following acceptance for payment of shares of Company Common Stock pursuant to the Offer, Omnicare and Sub will be entitled to designate such number of directors (the 'Omnicare Designees') to the Board of Directors of the Company (the 'NCS Board') and each subsidiary of the Company as will give Omnicare and Sub a majority of such directors, and the Company will, at such time, cause the Omnicare Designees to be so elected to the existing Board of Directors and the board of directors of each subsidiary of the Company. In connection with the foregoing, the Company will promptly, at the option of Omnicare, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Omnicare Designees to be elected or appointed to, and to constitute a majority of, the Company's Board of Directors. Omnicare and Sub have elected to designate three individuals as the Omnicare Designees, and information with respect to the Omnicare Designees is set forth below.

    Under the terms of the Omnicare Merger Agreement, from the date of consummation of the Offer until the effective date of the Merger, the NCS Board will consist of at least two directors who were directors of the Company as of the date of the Omnicare Merger Agreement and who are neither officers nor employees of the Company (the 'Non-Employee Directors'). Notwithstanding the fact that following consummation of the Offer the Omnicare Designees will constitute a majority of the NCS Board, until the effective date of the Merger, the affirmative vote of a majority of the Non-Employee Directors will be required for the Company to (i) amend or terminate the Omnicare Merger Agreement; (ii) exercise or waive any of its rights or remedies under the Omnicare Merger Agreement; (iii) extend the time for performance of any of Omnicare's or Sub's respective obligations under the Omnicare Merger Agreement; or (iv) enter into any agreement with Omnicare, Sub or their respective affiliates that would materially prevent or delay consummation of the Merger.

    No action is required on the part of the stockholders of the Company in order to effect the election of the Omnicare Designees. Nevertheless,
Section 14(f) of the Securities Exchange Act of 1934, as amended, requires the mailing to the Company's stockholders of the information set forth in this Information Statement at least ten (10) days prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

    The information contained in this Information Statement concerning the Omnicare Designees has been furnished to the Company by Omnicare and the Company assumes no responsibility for such information. The principal executive offices of the Company are located at 3201 Enterprise Parkway, Suite 220, Beachwood, Ohio 44122, and the principal executive offices of Omnicare are located at 100 East RiverCenter Boulevard, Covington, Kentucky 41011.

                             THE OMNICARE DESIGNEES

    As described below, the Omnicare Designees are officers and/or directors of Omnicare. None of the Omnicare Designees is a director of, or holds any position with, the Company, and none of the Omnicare Designees owns any shares of Company Common Stock. The name, age, present principal occupation or employment and five-year employment history of each of the Omnicare Designees are set forth below. Each of the Omnicare Designees will fill a vacancy in Class I of the NCS Board, which is divided into three classes, and, as Class I directors, their term of office is scheduled to expire at the Company's 2005 Annual Meeting of Stockholders. Unless otherwise indicated, the business address of each of the Omnicare Designees is Omnicare Corporation, 100 East RiverCenter Boulevard, Covington, Kentucky 41011. Each of the Omnicare Designees is a citizen of the United States.

    Patrick E. Keefe, age 57, is a Director of Omnicare and has been Executive Vice President -- Operations of Omnicare since February 1997. Previously, he was Senior Vice President -- Operations, since February 1994. From April 1993 to February 1994, he was Vice President -- Operations of Omnicare. From April 1992 to April 1993, he served as Vice President -- Pharmacy Management Programs of Diagnostek, Inc., 4500 Alexander Blvd. NE, Albuquerque, New Mexico 87107 (mail-service pharmacy and health care services) ('Diagnostek'). From September 1990 to April 1992, Mr. Keefe served as President of HPI Health Care Services, Inc. ('HPI'), a subsidiary of Diagnostek that was acquired from Omnicare in August 1989. From August 1984 to September 1990, he served as Executive Vice President of HPI.

    Cheryl D. Hodges, age 50, is a Director of Omnicare and has been Senior Vice President and Secretary of Omnicare since February 1994. From August 1986 to February 1994, she was Vice President and Secretary of Omnicare. From August 1982 to August 1986, she served as Vice President of Corporate and Investor Relations of Omnicare.

    David W. Froesel, Jr., age 50, is a Director of Omnicare and has been Senior Vice President and Chief Financial Officer of Omnicare since March 1996. From May 1993 to February 1996, Mr. Froesel was Vice President of Finance and Administration at Mallinckrodt Veterinary, Inc., a subsidiary of Mallinckrodt, Inc. 675 McDonnell Blvd., P.O. Box 5840, St. Louis, Missouri, 63136 (in vitro diagnostic services) ('Mallinckrodt'). From July 1989 to April 1993 he was worldwide Corporate Controller of Mallinckrodt Medical, Inc. a subsidiary of Mallinckrodt.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The name, age and positions of each of the Company's current Directors and executive officers are as follows:

NAME                                        AGE   POSITION
----                                        ---   --------
Jon H. Outcalt............................  66    Chairman of the Board of Directors
Kevin B. Shaw.............................  45    President, Chief Executive Officer and
                                                    Director
William B. Byrum..........................  58    Executive Vice President and
                                                    Chief Operating Officer
Gerald D. Stethem.........................  38    Senior Vice President and
                                                    Chief Financial Officer
Mary Beth Levine..........................  42    Senior Vice President and General Counsel
John P. DiMaggio..........................  39    Senior Vice President
Michael J. Mascali........................  42    Senior Vice President
Thomas Bryant Mangum......................  51    Senior Vice President
Natalie R. Wenger.........................  43    Senior Vice President
Richard L. Osborne........................  64    Director
Boake A. Sells............................  65    Director

    Jon H. Outcalt, Chairman of the Board, is a founding principal of the Company and has served as Chairman of the Board since 1986. He was a Senior Vice President of Alliance Capital Management L.P., a global investment management company, from 1975 to December 1995. Mr. Outcalt serves on the Board of Directors of Myers Industries, Inc., a manufacturer of plastic and rubber parts for the automotive and other industries, and Ohio Savings Financial Corporation, a savings and loan holding company. He is a graduate of Trinity College (B.A.) and the Wharton Graduate School of Business (M.B.A.).

    Kevin B. Shaw, President, Chief Executive Officer and a Director of the Company, is a founding principal of the Company and has served as President and a Director of the Company since 1986 and as Chief Executive Officer since December 1995. Prior to joining the Company, he was employed by McKinsey & Company and Owens Corning Fiberglass. Mr. Shaw is a graduate of Harvard College (B.A.) and Stanford Graduate School of Business (M.B.A.).

    William B. Byrum, Executive Vice President and Chief Operating Officer, joined the Company in September 1995. From April 1993 to September 1995, Mr. Byrum was President and Chief Executive Officer of Corinthian Healthcare Systems, Inc., an institutional pharmacy, prior to its acquisition by the Company. From 1991 to April 1993, he was Vice President of Development (Acquisitions) for Hook-SupeRx, Inc. Prior to 1991, Mr. Byrum was Vice President, Store Operations at the Hook Drug Division of Hook-SupeRx, Inc., serving in various management positions. Mr. Byrum is a graduate of Purdue University with a B.S. in Pharmacy.

    Gerald D. Stethem, Senior Vice President and Chief Financial Officer, joined the Company in November 1994 and served as Controller until February 1998, at which time he was named Chief Financial Officer. He was previously with Ernst & Young LLP, an auditing and accounting firm, where he served as a Manager in the firm's Entrepreneurial Services Group. He is a graduate of Ohio State University with a B.A. in Accounting.

    Mary Beth Levine, Senior Vice President and General Counsel, joined the Company in July 1999 as Legal Counsel and served in that capacity until June 2000, at which time she was named General Counsel. She was previously an associate with the Cleveland, Ohio law firm of Benesch, Friedlander, Coplan & Aronoff, joining that firm in 1987. She is a graduate of Northwestern University (B.A, M.A) and Case Western University School of Law (J.D).

    John P. DiMaggio, Senior Vice President, joined the Company in December 1992 and served as Management Information Systems Director of the Company until December 1994. Mr. DiMaggio served as Vice President of Information Systems of the Company from December 1994 to November

1998, at which time he assumed his current position as Senior Vice President of Information Systems. Mr. DiMaggio has an M.B.A. in Finance from the Katz Graduate School of Business and a B.S. Degree in Computer Science from the University of Pittsburgh.

    Michael J. Mascali, Senior Vice President, joined the Company in October 1995. Mr. Mascali was a Regional Vice President of Operations from October 1995 to February 1998. From February 1998 to January 1999, he was Senior Vice President of Compliance and from January 1999 to May 1999 he was Senior Vice President of Operations, at which time he assumed his current position as Senior Vice President of Compliance. From May 1989 to October 1995, Mr. Mascali was a director of pharmacy for Synetic and Pharmacy Corporation of America in Connecticut, a long term care pharmacy. Mr. Mascali graduated from St. John's University with a B.S. in Pharmacy.

    Thomas Bryant Mangum, Senior Vice President, joined the Company in June 1998. From November 1996 to June 1998, Mr. Mangum was Senior Director of Pharmacy for Tenet HealthCare System, an owner and manager of acute care hospitals. From November 1995 to November 1996, he was Vice President of Pharmacy services for Premier, Inc., a group purchasing organization for acute care hospitals, where he had responsibility for pharmaceutical contract negotiations. From 1990 to November 1995, Mr. Mangum was Associate Vice President of Pharmacy and Nutrition Services for SunHealth, a group purchasing organization for acute care hospitals. He is a graduate of University of North Carolina Pharmacy School and currently serves on the Pharmacy School Board.

    Natalie R. Wenger, Senior Vice President, joined the Company in July 1996 as Vice President of Quality Assurance and served in that capacity until May 1997. She served as a Regional Vice President of Operations from May 1997 until July 1999 and a Divisional Vice President of Operations from July 1999 until July 2002 when she assumed her current position as Senior Vice President of Operations. Prior to joining the company she was Vice President of Operations and President of the Greenwood Pharmacy division of Thrift Drug. Ms. Wenger is a graduate of Duquesne University with a B.S. Degree in Pharmacy.

    Richard L. Osborne, a Director of the Company since 1986, is currently serving as the Professor for the Practice of Management at the Weatherhead School of Management, Case Western Reserve University, Cleveland, Ohio. Mr. Osborne serves on the Board of Directors of Myers Industries, Inc., a manufacturer of plastic and rubber parts for the automotive and other industries, New Horizons Worldwide, Inc., a provider of computer training services, and Ohio Savings Financial Corporation, a savings and loan holding company. He is a graduate of Bowling Green State University (B.S.) and Case Western Reserve University (M.S.).

    Boake A. Sells, a Director of the Company since November 1993, has been a self-employed private investor since June 1992. He was Chairman of the Board, President and Chief Executive Officer of Revco D.S., Inc. from September 1987 to June 1992, and was formerly President and Chief Operating Officer of Dayton Hudson Corporation and President and Chief Operating Officer of Cole National Corporation. Mr. Sells is a Director of Harrah's Entertainment, Inc., a leading casino gaming company. He is a graduate of University of Iowa (B.A.) and Harvard Graduate School of Business (M.B.A.).

                      COMMITTEES OF THE BOARD OF DIRECTORS

    The Board has two standing committees: (i) Audit and (ii) Human Resources. The Audit and Human Resources Committees were created on February 5, 1996, in connection with the Company's initial public offering. The members of each committee are appointed by the Board of Directors and serve at its discretion. A majority of the members of each committee constitutes a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all of the members, are acts of any of the respective committees. The Company does not have a standing nominating committee or a committee performing similar functions.

AUDIT COMMITTEE

    The NCS Board has adopted a written charter for the Audit Committee, which was filed as Appendix A to the Company's Proxy Statement on Schedule 14A, dated as of November 9, 2002, relating to the Company's 2001 Annual Meeting of Stockholders. The current members of the Audit

Committee are Richard L. Osborne and Boake A. Sells. Neither Mr. Osborne nor Mr. Sells has been an officer or employee of the Company or any of its subsidiaries. Mr. Sells does have a consulting agreement with the Company. However, the Board of Directors has determined that this relationship does not interfere with his exercise of independent judgment. The Audit Committee has general responsibility for the supervision of the financial controls as well as accounting and audit activities of the Company. The Audit Committee annually reviews the qualifications of the Company's independent certified public accountants, makes recommendations to the Board of Directors concerning the selection of the accountants and reviews the planning, fees and results of such accountants' audits. The Audit Committee met six times during the fiscal year ended June 30, 2002.

HUMAN RESOURCES COMMITTEE

    The members of the Human Resources Committee are Richard L. Osborne and Boake A. Sells, neither of whom has been an officer or employee of the Company or any of its subsidiaries. The Human Resources Committee has the authority to
(i) administer the Company's stock option plans, including the selection of optionees and the timing of option grants, (ii) review and monitor key employee compensation and benefits policies, and (iii) administer the Company's management compensation plans. The Human Resources Committee met five times during the fiscal year ended June 30, 2002.

REPORT OF THE AUDIT COMMITTEE

    Management has the primary responsibility for the Company's financial statements and the reporting process, including the system of internal controls. The independent auditors audit the annual financial statements prepared by management and express an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States. The Audit Committee monitors these processes.

    In this context, the Audit Committee met and held discussions with management and the independent auditors. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee reviewed and discussed the audited financial statements with management and the independent auditors, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of specific judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with the independent auditors such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards.

    In addition, the independent auditors provided to the Audit Committee the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees), related to the auditors' independence. The Audit Committee discussed with the independent auditors the auditors' independence from the Company and its management and considered the compatibility of nonaudit services with the auditors' independence.

    The Audit Committee discussed with the Company's financial management and independent auditors the overall scope and plans for the audit. The Audit Committee also met with the independent auditors, with and without management present, to discuss the results of the examinations, their evaluation of the Company's internal controls and the overall quality of the Company's financial reporting. In addition, the Audit Committee considered other areas of its oversight relating to the financial reporting process that it determined appropriate.

    Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2002 for filing with the Securities and Exchange Commission.

                                          AUDIT COMMITTEE

                                          Richard L. Osborne, Chairman
                                          Boake A. Sells

                             EXECUTIVE COMPENSATION

    The table below sets forth certain information with respect to compensation paid or accrued by the Company during the fiscal years ended June 30, 2002, 2001 and 2000, to the Company's (i) Chief Executive Officer, (ii) the other four most highly compensated executive officers of the Company for the fiscal year ended June 30, 2002 and (iii) any individual that would have been one of the four most highly compensated executive officers but for the fact that such individual was not serving as an executive officer of the Company at the end of the fiscal year ended June 30, 2002 (collectively, the 'Named Executive Officers').

                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                                                               COMPENSATION
                                               ANNUAL COMPENSATION                AWARDS
                                      -------------------------------------    ------------
                                                                                SECURITIES
                             FISCAL                            OTHER ANNUAL     UNDERLYING     ALL OTHER
                              YEAR     SALARY      BONUS       COMPENSATION     OPTIONS(1)    COMPENSATION
                              ----     ------      -----       ------------     ----------    ------------
Jon H. Outcalt ...........    2002    $200,000   $   --          $204,000(2)      45,000       $  --
  Chairman, Board of          2001     156,153       --           119,000(2)      60,000          --
  Directors                   2000     100,000       --            --             87,000          --

Kevin B. Shaw ............    2002     196,500     25,000(3)       --             45,000         2,200(5)(9)
  President & Chief           2001     187,000     25,000(3)       --             40,000         2,100(5)(9)
  Executive Officer           2000     187,000       --            --             52,000         2,100(5)(9)

William B. Byrum .........    2002     396,635    490,000(4)       --             45,000         2,200(5)(7)
  Executive Vice President    2001     225,000     45,000(3)       --             60,000         6,680(5)(7)
  & Chief Operating           2000     225,000       --            --             82,000         8,600(5)(7)
  Officer

Thomas Bryant Mangum .....    2002     210,000     20,000(3)       --             20,000           582(5)(9)
  Senior Vice President       2001     210,000     10,000(3)       --             20,000         2,100(5)(9)
                              2000     210,000       --            --             30,000         2,000(5)(9)

Gerald D. Stethem ........    2002     197,115     65,000(8)       --             35,000         2,100(5)(10)
  Senior Vice President &     2001     175,000     22,500(3)       --             35,000         2,100(5)(10)
  Chief Financial Officer     2000     172,465       --            --             47,000        26,908(5)(10)

Natalie R. Wenger ........    2002     149,538     85,000(8)       --             25,000         2,100(5)(9)
  Senior Vice President       2001     137,692     20,000(3)       --             30,000         1,892(5)(9)
                              2000     134,231     22,150(6)       --             17,000         1,876(5)(9)

---------

 (1) Represents options to purchase shares of Class A Common Stock.

 (2) Represents consulting fees for services in connection with the Company's restructuring program.

 (3) Represents a retention bonus payable in one-half increments during fiscal years 2001 and 2002 in connection with a Retention Program adopted by the Board of Directors on November 29, 2000.

 (4) Represents a retention bonus, signing bonus and restructuring bonus payable in accordance with the terms of Mr. Byrum's Employment Agreement dated July 1, 2001.

 (5) The Company currently matches each participating employee's contributions to the 401(k) Plan to the extent of 20% of the first 10% of the participant's salary deduction, up to the maximum allowable contributions under the Internal Revenue Code.

 (6) Represents a 2000 Fiscal Year Performance Bonus.

 (7) Represents, for the fiscal years ended June 30, 2002, June 30, 2001 and June 30, 2000 (i) $2,200 contributed by the Company to its 401(k) Plan on behalf of Mr. Byrum; (ii) $2,100 contributed by the Company to its 401(k) Plan on behalf of Mr. Byrum and a $4,580 taxable fringe benefit auto allowance; and (iii) $2,000 contributed by the Company to its 401(k) Plan on behalf of Mr. Byrum and a $6,600 taxable fringe benefit auto allowance, respectively.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

 (8) Represents a retention bonus and a fiscal year performance bonus. The Retention Bonuses paid were: $45,000 to Mr. Stethem and $40,000 to Ms. Wenger. The 2002 Fiscal Year Performance Bonuses paid were: $20,000 to Mr. Stethem and $45,000 to Ms. Wenger.

 (9) Represents amounts contributed by NCS to its 401(k) Plan on behalf of the employee.

(10) Represents, for the fiscal years ended June 30, 2002, June 30, 2001 and June 30, 2000 (i) $2,200 contributed by the Company to its 401(k) Plan on behalf of Mr. Stethem; (ii) $2,100 contributed by the Company to its 401(k) Plan on behalf of Mr. Stethem; and (iii) $2,100 contributed by the Company to its 401(k) Plan on behalf of Mr. Stethem and a $24,808 one-time payment made by the Company in connection with accrued, but unpaid vacation, respectively.

OPTION GRANTS

    Shown below is information on grants of stock options pursuant to the Company's 2000 Performance Plan during the fiscal year ended June 30, 2002 to the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                     POTENTIAL
                                                                                                 REALIZABLE VALUE
                                                           INDIVIDUAL GRANTS                        AT ASSUMED
                                                      ---------------------------                 ANNUAL RATES OF
                                                      PERCENTAGE OF                                 STOCK PRICE
                                       NUMBER OF      TOTAL OPTIONS                              APPRECIATION FOR
                                       SECURITIES      GRANTED TO     EXERCISE OR                  OPTION TERMS
                                       UNDERLYING     EMPLOYEES IN    BASE PRICE    EXPIRATION   -----------------
                NAME                    OPTIONS        FISCAL YEAR    (PER SHARE)      DATE        5%        10%
                ----                    -------        -----------    -----------      ----        --        ---
Jon H. Outcalt ......................    45,000(1)        6.4%           $0.19       12/11/06    $2,362    $5,220
  Chairman, Board of Directors
Kevin B. Shaw .......................    45,000(1)        6.4%           $0.19       12/11/06     2,362     5,220
  President & Chief Executive Officer
William B. Byrum ....................    45,000(1)        6.4%           $0.19       12/11/06     2,362     5,220
  Executive Vice President &
  Chief Operating Officer
Thomas Bryant Mangum ................    20,000(1)        2.8%           $0.19       12/11/06     1,050     2,320
  Senior Vice President
Gerald D . Stethem ..................    35,000(1)        5.0%           $0.19       12/11/06     1,837     4,060
  Senior Vice President &
  Chief Financial Officer
Natalie R. Wenger ...................    30,000(1)        4.3%           $0.19       12/11/06     1,575     3,480
  Senior Vice President

---------

 (1) The option was granted on December 11, 2001 and becomes exercisable annually in one-third increments beginning on December 1, 2003.

OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

    The following table provides certain information concerning the value of securities underlying unexercised stock options held by each of the Named Executive Officers during the fiscal year ended June 30, 2002. This table assumes the conversion into Class A Common Stock of all shares of Class B Common Stock issuable upon the exercise of certain options.

                                                        NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                             NUMBER OF                 UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                              SHARES                  OPTIONS AT JUNE 30, 2002          JUNE 30, 2002(1)
                            ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                         EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                         --------     --------   -----------   -------------   -----------   -------------
Jon H. Outcalt............        --       $   --       89,499        140,001        $   --         $8,550
Kevin B. Shaw.............        --           --      101,999        125,001            --          6,450
William B. Byrum..........        --           --       86,666        153,334            --          8,550
Thomas Bryant Mangum......        --           --       29,999         60,001            --          3,100
Gerald D. Stethem.........        --           --       57,333         97,667            --          5,425
Natalie R. Wenger.........        --           --       47,333         82,667            --          4,650

---------

(1) Includes options granted on December 11, 2001 and October 25, 2000 with an exercise price of $0.19 and $0.135, respectively.

COMPENSATION OF DIRECTORS

    The Company endeavors to maintain a mutuality of interest between its Directors and the stockholders of the Company. Hence, it has required all of its Directors to purchase Company Common Stock and has compensated its Directors, who are not also key employees, by granting options to purchase shares of Class B Common Stock. Directors who are not also key employees receive an annual Director fee in the amount of $35,000. Mr. Outcalt, in his position as Chairman of the Board of Directors, receives an annual salary of $200,000. Mr. Outcalt also receives a monthly consulting fee of $17,000 for services in connection with the Company's restructuring program. Mr. Sells receives a monthly consulting fee of $10,000 in addition to the Director fee. On December 17, 2002, prior to the execution of the Merger Agreement, the Company paid performance bonuses totaling $4,000,000 to 16 individuals for outstanding performance during the difficult period preceding the execution of the Omnicare Merger Agreement, including payments of $450,000 each to Mr. Osborne and Mr. Sells. Following consummation of the Offer, which results in a change of control of NCS. Mr. Outcalt and Mr. Shaw will each receive a one-time payment of $200,000, pursuant to resolutions adopted by the NCS Board on November 29, 2000 and September 26, 2001, respectively. These bonuses were granted to Messrs. Outcalt and Shaw in lieu of semi-annual retention payments made by NCS to certain other employees.

EMPLOYMENT AGREEMENTS

    The Company is party to an employment agreement with William B. Byrum, dated July 1, 2001, pursuant to which the Company employs Mr. Byrum as Executive Vice President and Chief Operating Officer. Mr. Byrum's employment agreement has a term of two years and provides for an annual salary subject to increase at the discretion of the Company and a bonus. In addition, Mr. Byrum's employment agreement contains certain non-compete, non-disclosure and non-interference provisions applicable to Mr. Byrum. Furthermore, the agreement provides that if at any time during the term of the agreement, Messrs. Outcalt and Shaw cease to own or control, in the aggregate, at least 50% of the voting power of the Company, the scope of the chief operating officer's responsibilities are materially changed, or Mr. Byrum's employment with the Company is terminated by the Company for any reason other than disability, good cause (as defined in the Employment Agreement), or death, Mr. Byrum is entitled to receive, as a severance benefit, his annual base salary and benefits for a period equal to the longer of 18 months or the number of months remaining in the term of the Employment Agreement. However, a Salary Continuation Agreement between Mr. Byrum and the Company (described in the following paragraph) is incorporated into the Employment Agreement by reference and, in the event payments are made under the Salary Continuation Agreement, no severance payments are to be made under the Employment Agreement.

    The Company has entered into Salary Continuation Agreements with Jon H. Outcalt, the Chairman of the NCS Board and each of the Company's executive officers. These agreements, as amended pursuant to authorization of the Company's Human Resources Committee in July 2002, generally provide for continuation of salary for a period of one to two years following termination of the executive officer if the executive officer is terminated for any reason other than death, disability or for cause prior to the earlier of the date that is 12 months following a 'change- of-control,' as defined in the agreements, or the first day of the month following the executive officer's 65th birthday. The executive officer would also be entitled to receive this payment if, following a change-of-control, the executive officer terminates his employment with the Company or its successor for good reason. Good reason, as defined in the agreements, includes, among other things, a reduction or diminution of base salary or other compensation or benefits, the relocation of the Company's principal executive offices outside the Cleveland, Ohio metropolitan area, and the requirement by the Company that the executive officer be based anywhere other than the Company's principal executive offices or the executive officer's then current office. In the case of Messrs. Outcalt and Kevin B. Shaw, the Company's President and Chief Executive Officer, William B. Byrum, the Company's Executive Vice President and Chief Operating Officer, and Gerald D. Stethem, the Company's Senior Vice President and Chief Financial Officer, termination for good reason also includes the naming of an individual other than Messrs. Outcalt, Shaw or Byrum (or, in the case of Mr. Stethem's agreement, Mr. Stethem) as Chief Executive Officer of the Company, whether such action is taken by the NCS Board or by any lender or creditor of the Company. If these agreements are triggered, the executive will receive during the one-or two-year period referred to above, base salary at an annual rate equal to the greater of the highest monthly base salary paid by the Company to the executive during the 12 months immediately preceding the change-of-control or the highest monthly salary paid or payable by the Company at any time from the 90-day period preceding the change-of-control through the date of termination of employment. In addition to salary continuation, if the agreement is triggered, the executive is entitled to health insurance, life insurance and retirement benefits for the respective period of salary continuation or such longer period as any plan or policy may provide. On December 17, 2002, prior to the execution of the Omnicare Merger Agreement, the Salary Continuation Agreements for Messrs. Outcalt and Shaw were amended to permit the salary continuation payments to which they are entitled to be made on a lump-sum basis.

HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Company's executive compensation program is administered by the Human Resources Committee (the 'Committee') of the Board of Directors. The Committee is comprised of Messrs. Osborne and Sells, neither of whom is an officer or employee of the Company.

    Compensation Philosophy. The Committee's philosophy regarding the compensation of the executive officers is to (i) provide a competitive total compensation package in line with the special circumstances the Company is facing that will allow the Company to attract and retain qualified executives;
(ii) provide executives with incentive bonuses linked to Company and individual performance; and (iii) provide executive officers with a significant equity stake in the Company through stock options or other equity incentives.

    Section 162(m) of the Internal Revenue Code prohibits a deduction to any publicly held corporation for compensation paid to a 'covered employee' in any year in excess of $1 million. A covered employee is generally one of the Named Executive Officers. The Committee does not expect the deductibility of any compensation paid to any of the Named Executive Officers in 2002 to be affected by Section 162(m). However, the Committee may consider alternatives to its existing compensation programs in the future to assure the deductibility of executive compensation.

Fiscal 2002 Compensation Decisions

    Salaries. Salaries for all executive officers for fiscal 2002, other than for Mr. Shaw, were established by the Committee based on recommendations by Mr. Shaw.

    Bonuses. Generally, cash bonuses paid by the Company to its executive officers are based on each executive's function, level of responsibility and/or the terms of their employment agreements. To enhance the ability of the Company to retain highly qualified employees during the implementation of a restructuring plan, a Retention Program was adopted on November 29, 2000 providing for a bonus to each of the Company's executive officers during fiscal 2002 if they remain employed by the Company on the scheduled payment date.

    Stock Options. The Committee believes that the interests of executives most responsible for the management and growth of the Company should be closely aligned with the long-term interests of the Company's stockholders. As a consequence, options to purchase an aggregate of 705,000 shares of Class A Common Stock were granted to 41 employees of the Company and to Mr. Sells and Mr. Osborne on December 11, 2001 based on the Board's recommendation on December 11, 2001. Of the total stock options granted, the Company awarded options to purchase an aggregate of 320,000 shares of Class A Common Stock to the Company's executive officers. The stock options vest incrementally over time beginning two years from the date of grant and expire five years from the date of grant. The exercise price of each stock option is $0.19 per share, which was the closing price of the Class A Common Stock on the date of grant.

    In determining the number of options awarded to individual executive officers, the Committee generally establishes a level of award based on the individual's position and level of responsibility.

    Compensation of the Chief Executive Officer. The compensation arrangement of Mr. Shaw, the President, Chief Executive Officer and Secretary of the Company, is determined based on the Committee's subjective assessment of his performance, measured by the Company's overall financial performance and the Committee's assessment of his contributions to achieving strategic objectives during the year. Mr. Shaw's salary was increased in fiscal year 2002 to $200,000. The Board of Directors awarded Mr. Shaw a retention bonus as a part of the Retention Program it adopted on November 29, 2000 and approved a one-time payment of $200,000 upon completion of the restructuring (See Compensation of Directors Section). This payment will be made following consummation of the Offer.

                                          HUMAN RESOURCES COMMITTEE
                                          Richard L. Osborne, Chairman
                                          Boake A. Sells

                            STOCK PRICE PERFORMANCE

    The following graph compares the percentage in the cumulative total stockholder return on the Class A Common Stock against the cumulative total return of the Nasdaq Stock Market (U.S.) Index and the Nasdaq Health Services Index for the period commencing June 30, 1997 and ended June 30, 2002. The graph assumes an investment of $100 on June 30, 1997 in Class A Common Stock or the applicable index, a reinvestment of dividends (no dividends were declared on the Class A Common Stock during the period), and actual market value increases and decreases of the Class A Common Stock relative to an initial investment of $100 in the applicable index. The Company believes the information provided has only limited relevance and is not necessarily indicative of future price performance.


                              [PERFORMANCE GRAPH]

TOTAL RETURN ANALYSIS                   06/30/97   06/30/98   06/30/99   06/30/00   06/30/01   06/30/02
---------------------                   --------   --------   --------   --------   --------   --------
NCS HealthCare, Inc...................  $100.00    $ 93.84    $ 17.90    $  2.47    $  0.66    $  0.79
Nasdaq Health Services................  $100.00    $ 97.40    $ 92.54    $ 71.95    $102.68    $102.68
Nasdaq Stock Market...................  $100.00    $131.65    $189.58    $280.03    $152.60    $103.31

Source: Carl Thompson Associates www.ctaonline.com (800) 959-9677. Data from BRIDGE Information Systems, Inc.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

GENERAL

    The outstanding voting securities of the Company at December 20, 2002 consisted of 18,508,102 shares of Class A Common Stock and 5,208,707 shares of Class B Common Stock. Each share of Class A Common Stock is entitled to one vote on any matter properly submitted to a vote of the stockholders of the Company, and each share of Class B Common Stock is entitled to ten votes on any matter properly submitted to a vote of the stockholders of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information with respect to beneficial ownership of Company Common Stock as of September 30, 2002, unless otherwise indicated, by (i) each person known by the Company to be the beneficial owner of more than 5% of any class of Company Common Stock,
(ii) each Director, (iii) each Named Executive Officer, (iv) all Directors and executive officers as a group and (v) Omnicare.

                                                         CLASS A STOCK            CLASS B STOCK
                                                       BENEFICIALLY OWNED     BENEFICIALLY OWNED (1)
                                                     ----------------------   ----------------------
                       NAME                           NUMBER        PERCENT    NUMBER        PERCENT
                       ----                           ------        -------    ------        -------
Jon H. Outcalt (2).................................    323,229(3)     1.7     3,476,086(4)    66.1
Kevin B. Shaw(2)...................................    155,904(5)       *     1,141,133(6)    21.7
William B. Byrum...................................    185,419(7)       *        --           --
Richard L. Osborne.................................     72,157(8)       *       101,403        1.9
Boake A. Sells.....................................     49,259(9)       *        92,184        1.8
Gerald D. Stethem..................................     86,666(10)      *        --           --
Thomas B. Mangum...................................     49,999(11)      *        --           --
Natalie R. Wenger..................................     72,289(12)      *        --           --
All Directors and executive officers as a group
  (12 persons).....................................  1,173,738(13)    6.3     4,810,806       91.5
Omnicare...........................................      1,000          *        --           --

---------

*   Less than one percent.

 (1) Each share of Class B Common Stock carries ten votes per share and is convertible at any time into one share of Class A Common Stock.

 (2) The beneficial owner's address is c/o NCS HealthCare, Inc., 3201 Enterprise Parkway, Suite 220, Cleveland, Ohio 44122.

 (3) Includes (i) 32,063 shares of Class A Common Stock held by Mr. Outcalt's spouse, (ii) 170,000 shares of Class A Common Stock held by the custodian of an individual retirement account for the benefit of Mr. Outcalt, and
     (iii) options to purchase 121,166 shares of Class A Common Stock that are exercisable within 60 days of September 30, 2002.

 (4) Owner of record is the Jon H. Outcalt Trust.

 (5) Includes (i) 28,905 shares of Class A Common Stock held by Mr. Shaw's spouse, and (ii) options to purchase 126,999 shares of Class A Common Stock that are exercisable within 60 days of September 30, 2002.

 (6) Includes 184,370 shares of Class B Common Stock owned of record by Mr. Shaw's spouse.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

 (7) Includes (i) 280 shares of Class A Common Stock held by the trustee of an individual retirement account for the benefit of Mr. Byrum's spouse, and
     (ii) options to purchase 138,000 shares of Class A Common Stock that are exercisable within 60 days of September 30, 2002.

 (8) Includes options to purchase 22,500 shares of Class A Common Stock that are exercisable within 60 days of September 30, 2002.

 (9) Includes options to purchase 34,999 shares of Class A Common Stock that are exercisable within 60 days of September 30, 2002.

(10) Represents options to purchase 86,666 shares of Class A Common Stock that are exercisable within 60 days of September 30, 2002.

(11) Represents options to purchase 49,999 shares of Class A Common Stock that are exercisable within 60 days of September 30, 2002.

(12) Includes options to purchase 71,666 shares of Class A Common Stock that are exercisable within 60 days of September 30, 2002.

(13) Includes options to purchase 823,992 shares of Class A Common Stock that are exercisable within 60 days of September 30, 2002.

CHANGE IN CONTROL

    Upon consummation of the Offer, Omnicare will have acquired control of the Company from the stockholders of the Company, including Jon H. Outcalt and Kevin
B. Shaw, who collectively own approximately 65% of the voting power of the Company. The total amount of funds required by Omnicare to purchase all of the outstanding shares of Company Common Stock (assuming the exercise of all outstanding stock options) in the Offer and the Merger, including fees and expenses, is approximately $180 million. Omnicare advised the Company that it has sufficient funds to consummate the Offer and the Merger and, pursuant to the Merger Agreement, as soon as practicable after consummation of the Offer, to cause the Company to redeem the Company's outstanding 5 3/4% convertible subordinated debentures, due 2004, in accordance with their terms, and repay all amounts outstanding under the Company's senior credit facility.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    None.

               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

    Section 16(a) of the Securities Exchange Act of 1934 (the Exchange Act) requires the Company's Directors and certain of its officers and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission. Such persons are further required to furnish the Company with copies of all such forms they file. Based solely on the Company's review of the copies of such forms it has received, the Company believes all Section 16(a) filing requirements were satisfied by the Company's Directors and executive officers for the fiscal year ended June 30, 2002.

                                          NCS HEALTHCARE, INC.

December 23, 2002